Filed pursuant to Rule 424(b)(3)
Registration No. 333-218579

PROSPECTUS SUPPLEMENT NO. 1

Chaparral Energy, Inc.

Up to 20,418,108 Shares of Class A Common Stock

3,505,724 Shares of Class B Common Stock

This prospectus supplement no. 1 (the “Supplement”) supplements information contained in the prospectus dated June 23, 2017 (the “Prospectus”) relating to the resale by selling stockholders of Chaparral Energy, Inc., a Delaware corporation, of an aggregate of up to 20,418,108 shares of our Class A common stock and 3,505,724 shares of our Class B common stock. Of the shares being offered, 16,772,361 shares of Class A common stock and 3,505,724 shares of Class B common stock are currently issued and outstanding, up to 3,505,724 shares of Class A common stock are issuable upon the conversion of shares of Class B common stock and up to 140,023 shares of Class A common stock are issuable upon exercise by a selling stockholder of its warrants. Except for 154,620 shares of common stock, the selling stockholders acquired all of the shares of common stock covered by the Prospectus in a distribution pursuant to Section 1145 under the United States Bankruptcy Code in connection with our plan of reorganization that became effective on March 21, 2017. The 154,620 shares of common stock were issued and sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended. We registered the offer and sale of the shares of common stock to satisfy registration rights we have granted to the selling stockholders.

The shares offered by the Prospectus may be sold by the selling stockholders from time to time in the open market, through privately negotiated transactions or a combination of these methods, at market prices prevailing at the time of sale or at negotiated prices.

This Supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission for the quarterly period ended June 30, 2017 (the “Form 10-Q”). Accordingly, we have attached the Form 10-Q to this Supplement.

This Supplement is incorporated by reference into, and should be read in conjunction with, the Prospectus. This Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto. Any statement contained in the Prospectus shall be deemed to be modified or superseded to the extent that information in this Supplement modifies or supersedes such statement. Any statement that is modified or superseded shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Supplement.

Our Class A common stock is quoted on the OTCQB tier of the OTC Markets Group Inc. under the symbol “CHPE”. Although our Class A common stock is quoted on the OTCQB, there is currently no active public trading market in our Class A common stock as trading and quotations of our Class A common stock have been limited and sporadic. On August 9, 2017, the closing price of our Class A common stock on the OTCQB was $19.90 per share. Our Class B common stock is not listed or quoted on the OTCQB or any other stock exchange or quotation system, and we have not applied for such listing. In the event we were to seek such listing, there is no guarantee that any established securities exchange or quotation system would accept any of our Class B common stock for listing.

Investing in our common stock involves risks. Before making a decision to invest in our common stock, you should carefully consider the information referred to under the heading “Risk Factors” beginning on page 3 of the Prospectus and under similar headings in any amendments or supplements to the Prospectus, including “Part II — Item 1A — Risk Factors” in the attached Form 10-Q.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement is August 14, 2017.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 333-134748

Chaparral Energy, Inc.

(Exact name of registrant as specified in its charter)

Delaware	73-1590941
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

701 Cedar Lake Boulevard Oklahoma City, Oklahoma	73114
(Address of principal executive offices)	(Zip code)

(405) 478-8770

(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☒

(Explanatory Note: The registrant was a voluntary filer within the past 90 days and was not subject to the filing requirements of the Securities Exchange Act of 1934 for such period.)

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☒    No  ☐

Number of shares outstanding of each of the issuer’s classes of common stock as of August 14, 2017:

Class	Number of Shares
Class A Common Stock, $0.01 par value	37,110,630
Class B Common Stock, $0.01 par value	7,871,512

CHAPARRAL ENERGY, INC.

CAUTIONARY NOTE

REGARDING FORWARD-LOOKING STATEMENTS

This report includes statements that constitute forward-looking statements within the meaning of the federal securities laws. These statements are subject to risks and uncertainties. These statements may relate to, but are not limited to, information or assumptions about us, our capital and other expenditures, dividends, financing plans, capital structure, cash flow, pending legal and regulatory proceedings and claims, including environmental matters, future economic performance, operating income, cost savings, and management’s plans, strategies, goals and objectives for future operations and growth. These forward-looking statements generally are accompanied by words such as “intend,” “anticipate,” “believe,” “estimate,” “expect,” “should,” “seek,” “project,” “plan” or similar expressions. Any statement that is not a historical fact is a forward-looking statement. It should be understood that these forward-looking statements are necessarily estimates reflecting the best judgment of senior management, not guarantees of future performance. They are subject to a number of assumptions, risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Forward-looking statements in this report may include, for example, statements about:

•	fluctuations in demand or the prices received for oil and natural gas;

•	the amount, nature and timing of capital expenditures;

•	drilling, completion and performance of wells;

•	competition and government regulations;

•	timing and amount of future production of oil and natural gas;

•	costs of exploiting and developing properties and conducting other operations, in the aggregate and on a per-unit equivalent basis;

•	changes in proved reserves;

•	operating costs and other expenses;

•	our future financial condition, results of operations, revenue, cash flows and expenses;

•	estimates of proved reserves;

•	exploitation of property acquisitions; and

•	marketing of oil and natural gas.

These forward-looking statements represent intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors. Many of those factors are outside of our control and could cause actual results to differ materially from the results expressed or implied by those forward-looking statements. In addition to the risk factors described in Part II, Item 1A. Risk Factors of this report, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, and Part I, Item 1A. Risk Factors in our Annual Report on Form 10-K for the year ended December 31, 2016, the factors include:

•	the ability to operate our business following emergence from bankruptcy;

•	worldwide supply of and demand for oil and natural gas;

•	volatility and declines in oil and natural gas prices;

•	drilling plans (including scheduled and budgeted wells);

•	our new capital structure and the adoption of fresh start accounting, including the risk that assumptions and factors used in estimating enterprise value vary significantly from current values;

•	the number, timing or results of any wells;

•	changes in wells operated and in reserve estimates;

•	supply of CO2;

•	future growth and expansion;

•	future exploration;

•	integration of existing and new technologies into operations;

•	future capital expenditures (or funding thereof) and working capital;

•	borrowings and capital resources and liquidity;

•	changes in strategy and business discipline, including our post-emergence business strategy;

•	future tax matters;

•	any loss of key personnel;

•	geopolitical events affecting oil and natural gas prices;

•	outcome, effects or timing of legal proceedings;

•	the effect of litigation and contingencies;

•	the ability to generate additional prospects; and

•	the ability to successfully complete merger, acquisition or divestiture plans, regulatory or other limitations imposed as a result of a merger, acquisition or divestiture, and the success of the business following a merger, acquisition or divestiture.

Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements contained herein. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. All forward-looking statements included herein are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

GLOSSARY OF CERTAIN DEFINED TERMS

The terms defined in this section are used throughout this Form 10-Q:

Active EOR Areas	Areas where we are currently or where we plan to inject and/or recycle CO2 as a means of oil recovery.

Basin	A low region or natural depression in the earth’s crust where sedimentary deposits accumulate.

Bankruptcy Court	United States Bankruptcy Court for the District of Delaware

Bbl	One stock tank barrel of 42 U.S. gallons liquid volume used herein in reference to crude oil, condensate, or natural gas liquids.

BBtu	One billion British thermal units.

Boe	Barrels of oil equivalent using the ratio of six thousand cubic feet of natural gas to one barrel of oil.

Boe/d	Barrels of oil equivalent per day.

Btu	British thermal unit, which is the heat required to raise the temperature of a one-pound mass of water from 58.5 to 59.5 degrees Fahrenheit.

Completion	The process of treating a drilled well followed by the installation of permanent equipment for the production of oil or natural gas, or in the case of a dry well, the reporting to the appropriate authority that the well has been abandoned.

CO2	Carbon dioxide.

Developed acreage	The number of acres that are assignable to productive wells.

Dry well or dry hole	An exploratory, development or extension well that proves to be incapable of producing either oil or natural gas in sufficient quantities to justify completion as an oil or natural gas well.

Enhanced oil recovery (EOR)	The use of any improved recovery method, including injection of CO2 or polymer, to remove additional oil after Secondary Recovery.

Prior Credit Facility	Eighth Restated Credit Agreement, dated as of April 12, 2010, by and among us, Chaparral Energy, L.L.C., in its capacity as Borrower Representative for the Borrowers, JPMorgan Chase Bank, N.A., as Administrative Agent and each of the Lenders named therein, as amended.

Field	An area consisting of a single reservoir or multiple reservoirs all grouped on, or related to, the same individual geological structural feature or stratigraphic condition. The field name refers to the surface area, although it may refer to both the surface and the underground productive formations.

MBbls	One thousand barrels of crude oil, condensate, or natural gas liquids.

MBoe	One thousand barrels of crude oil equivalent.

Mcf	One thousand cubic feet of natural gas.

MMBtu	One million British thermal units.

MMcf	One million cubic feet of natural gas.

MMcf/d	Millions of cubic feet per day.

Natural gas liquids (NGLs)	Those hydrocarbons in natural gas that are separated from the gas as liquids through the process of absorption, condensation, adsorption or other methods in gas processing or cycling plants. Natural gas liquids primarily include propane, butane, isobutane, pentane, hexane and natural gasoline.

New Credit Facility	Ninth Restated Credit Agreement, dated as of March 21, 2017, by and among, Chaparral Energy, Inc., as Borrower, JPMorgan Chase Bank, N.A., as Administrative Agent and The Lenders and Prepetition Borrowers Party thereto.

NYMEX	The New York Mercantile Exchange.

Play	A term describing an area of land following the identification by geologists and geophysicists of reservoirs with potential oil and natural gas reserves.

Proved developed reserves	Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods, or in which the cost of the required equipment is relatively minor compared to the cost of a new well.

Proved reserves	The quantities of oil and natural gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain.

Proved undeveloped reserves	Reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

PV-10 value	When used with respect to oil and natural gas reserves, PV-10 value means the estimated future gross revenue to be generated from the production of proved reserves, net of estimated production and future development costs, excluding escalations of prices and costs based upon future conditions, before income taxes, and without giving effect to non-property-related expenses, discounted to a present value using an annual discount rate of 10%.

Registration Rights Agreement	Registration Rights Agreement, dated as of March 21, 2017, by and among Chaparral Energy, Inc. and the Stockholders named therein.

Reorganization Plan	First Amended Joint Plan of Reorganization for Chaparral Energy, Inc. and its Affiliate Debtors under Chapter 11 of the Bankruptcy Code.

SEC	The Securities and Exchange Commission.

Secondary Recovery	The recovery of oil and natural gas through the injection of liquids or gases into the reservoir, supplementing its natural energy. Secondary Recovery methods are often applied when production slows due to depletion of the natural pressure.

Senior Notes	Collectively, our 9.875% senior notes due 2020, 8.25% senior notes due 2021, and 7.625% senior notes due 2022, of which all obligations have been discharged upon consummation of our Reorganization Plan.

STACK	An acronym standing for Sooner Trend Anadarko Canadian Kingfisher. A play in the Anadarko Basin of Oklahoma in which we operate.

Undeveloped acreage	Lease acreage on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil or natural gas regardless of whether such acreage contains proved reserves.

Unit	The joining of all or substantially all interests in a reservoir or field, rather than a single tract, to provide for development and operation without regard to separate property interests. Also, the area covered by a unitization agreement.

PART I — FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

Chaparral Energy, Inc. and subsidiaries

Consolidated balance sheets

	Successor	Predecessor
	June 30,	December 31,
(dollars in thousands, except share data)	2017	2016
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$17,267	$186,480
Accounts receivable, net	59,901	46,226
Inventories, net	5,289	7,351
Prepaid expenses	2,677	3,886
Derivative instruments	23,275	—

Total current assets	108,409	243,943
Property and equipment, net	53,902	41,347
Oil and natural gas properties, using the full cost method:
Proved	661,695	4,323,964
Unevaluated (excluded from the amortization base)	604,927	20,353
Accumulated depreciation, depletion, amortization and impairment	(30,583)	(3,789,133)

Total oil and natural gas properties	1,236,039	555,184
Derivative instruments	13,081	—
Other assets	3,340	5,513

Total assets	$1,414,771	$845,987

The accompanying notes are an integral part of these consolidated financial statements.

Chaparral Energy, Inc. and subsidiaries

Consolidated balance sheets—continued

	Successor	Predecessor
	June 30,	December 31,
(dollars in thousands, except share data)	2017	2016
	(unaudited)
Liabilities and stockholders’ equity (deficit)
Current liabilities:
Accounts payable and accrued liabilities	$64,495	$42,442
Accrued payroll and benefits payable	9,634	3,459
Accrued interest payable	679	732
Revenue distribution payable	13,009	9,426
Long-term debt and capital leases, classified as current	4,813	469,112
Derivative instruments	—	7,525

Total current liabilities	92,630	532,696
Long-term debt and capital leases, less current maturities	305,572	—
Derivative instruments	—	5,844
Deferred compensation	836	—
Asset retirement obligations	64,988	65,456
Liabilities subject to compromise	—	1,284,144
Commitments and contingencies (Note 10)
Stockholders’ equity (deficit):
Predecessor preferred stock, 600,000 shares authorized, none issued and outstanding as of December 31, 2016	—	—
Predecessor Class A Common stock, $0.01 par value, 10,000,000 shares authorized and 333,686 shares issued and outstanding as of December 31, 2016	—	4
Predecessor Class B Common stock, $0.01 par value, 10,000,000 shares authorized and 344,859 shares issued and outstanding as of December 31, 2016	—	3
Predecessor Class C Common stock, $0.01 par value, 10,000,000 shares authorized and 209,882 shares issued and outstanding as of December 31, 2016	—	2
Predecessor Class E Common stock, $0.01 par value, 10,000,000 shares authorized and 504,276 shares issued and outstanding as of December 31, 2016	—	5
Predecessor Class F Common stock, $0.01 par value, 1 share authorized, issued, and outstanding as of December 31, 2016	—	—
Predecessor Class G Common stock, $0.01 par value, 3 shares authorized and 2 shares issued and outstanding as of December 31, 2016	—	—
Predecessor additional paid in capital	—	425,231
Successor preferred stock, 5,000,000 shares authorized, none issued and outstanding as of June 30, 2017	—	—
Successor Class A Common stock, $0.01 par value, 180,000,000 shares authorized and 37,110,630 shares issued and outstanding as of June 30, 2017	371	—
Successor Class B Common stock, $0.01 par value, 20,000,000 shares authorized and 7,871,512 shares issued and outstanding as of June 30, 2017	79	—
Successor additional paid in capital	948,613	—
Retained earnings (accumulated deficit)	1,682	(1,467,398)

Total stockholders’ equity (deficit)	950,745	(1,042,153)

Total liabilities and stockholders’ equity (deficit)	$1,414,771	$845,987

The accompanying notes are an integral part of these consolidated financial statements.

Chaparral Energy, Inc. and subsidiaries

Consolidated statements of operations

(Unaudited)

	Successor	Predecessor
	Three months	Three months
	ended	ended
(in thousands, except share and per share data)	June 30, 2017	June 30, 2016
Revenues - commodity sales	$74,048	$65,990
Costs and expenses:
Lease operating	23,059	22,756
Transportation and processing	3,067	2,185
Production taxes	3,383	2,882
Depreciation, depletion and amortization	30,851	32,964
Loss on impairment of oil and gas assets	—	203,183
Loss on impairment of other assets	—	1,259
General and administrative	8,973	6,804
Liability management	—	3,807
Cost reduction initiatives	115	14

Total costs and expenses	69,448	275,854

Operating income (loss)	4,600	(209,864)
Non-operating (expense) income:
Interest expense	(5,051)	(20,153)
Derivative gains (losses)	23,474	(21,400)
Other (expense) income, net	(551)	210

Net non-operating (expense) income	17,872	(41,343)
Reorganization items, net	(1,070)	(5,355)

Income (loss) before income taxes	21,402	(256,562)
Income tax expense	37	92

Net income (loss)	$21,365	$(256,654)

Net income per share:
Basic	$0.47	*
Diluted	$0.47	*
Weighted average shares used to compute net income per share:
Basic	44,982,142	*
Diluted	44,982,142	*

*	Item not disclosed. See “Note 1—Nature of operations and summary of significant accounting policies.”

The accompanying notes are an integral part of these consolidated financial statements.

Chaparral Energy, Inc. and subsidiaries

Consolidated statements of operations—continued

(Unaudited)

	Successor	Predecessor
	Period from	Period from
	March 22, 2017	January 1, 2017	Six months
	through	through	ended
(in thousands, except share and per share data)	June 30, 2017	March 21, 2017	June 30, 2016
Revenues - commodity sales	$81,856	$66,531	$114,229
Costs and expenses:
Lease operating	27,318	19,941	46,171
Transportation and processing	3,428	2,034	4,064
Production taxes	3,699	2,417	4,638
Depreciation, depletion and amortization	34,265	24,915	64,772
Loss on impairment of oil and gas assets	—	—	281,079
Loss on impairment of other assets	—	—	1,259
General and administrative	14,717	6,843	13,293
Liability management	—	—	9,396
Cost reduction initiatives	121	629	3,139

Total costs and expenses	83,548	56,779	427,811

Operating (loss) income	(1,692)	9,752	(313,582)
Non-operating (expense) income:
Interest expense	(5,701)	(5,862)	(49,807)
Derivative gains (losses)	11,359	48,006	(9,468)
Write-off of Senior Note issuance costs, discount and premium	—	—	(16,970)
Other (expense) income, net	(556)	1,373	346

Net non-operating (expense) income	5,102	43,517	(75,899)
Reorganization items, net	(1,690)	988,727	(5,355)

Income (loss) before income taxes	1,720	1,041,996	(394,836)
Income tax expense	38	37	224

Net income (loss)	$1,682	$1,041,959	$(395,060)

Net income per share:
Basic	$0.04	*	*
Diluted	$0.04	*	*
Weighted average shares used to compute net income per share:
Basic	44,982,142	*	*
Diluted	44,982,142	*	*

*	Item not disclosed. See “Note 1—Nature of operations and summary of significant accounting policies.”

The accompanying notes are an integral part of these consolidated financial statements.

Chaparral Energy, Inc. and subsidiaries

Consolidated statements of stockholders’ equity (deficit)

				Retained
			Additional	earnings
	Common stock		paid in	(accumulated
(dollars in thousands)	Shares	Amount	capital	deficit)	Total
Balance at December 31, 2016 - Predecessor	1,392,706	$14	$425,231	$(1,467,398)	$(1,042,153)
Restricted stock forfeited	(1,454)	—	—	—	—
Restricted stock cancelled	(8,964)	—	—	—	—
Stock-based compensation	—	—	194	—	194
Net income	—	—	—	1,041,959	1,041,959

Balance at March 21, 2017 - Predecessor	1,382,288	14	425,425	(425,439)	—
Cancellation of Predecessor equity	(1,382,288)	(14)	(425,425)	425,439	—

Balance at March 21, 2017 - Predecessor	—	$—	$—	$—	$—

Issuance of Successor common stock - rights offering	4,197,210	$42	$49,985	$—	$50,027
Issuance of Successor common stock - backstop premium	367,030	4	—	—	4
Issuance of Successor common stock - settlement of claims	40,417,902	404	898,510	—	898,914
Issuance of Successor warrants	—	—	118	—	118

Balance at March 21, 2017 - Successor	44,982,142	450	948,613	—	949,063
Net income	—	—	—	1,682	1,682

Balance at June 30, 2017 - Successor	44,982,142	$450	$948,613	$1,682	$950,745

The accompanying notes are an integral part of these consolidated financial statements.

Chaparral Energy, Inc. and subsidiaries

Consolidated statements of cash flows

(Unaudited)

	Successor	Predecessor
	Period from	Period from
	March 22, 2017	January 1, 2017	Six months
	through	through	ended
(in thousands)	June 30, 2017	March 21, 2017	June 30, 2016
Cash flows from operating activities
Net income (loss)	$1,682	$1,041,959	$(395,060)
Adjustments to reconcile net loss to net cash provided by operating activities
Non-cash reorganization items	—	(1,012,090)	—
Depreciation, depletion and amortization	34,265	24,915	64,772
Loss on impairment of assets	—	—	282,338
Write-off of Senior Note issuance costs, discount and premium	—	—	16,970
Derivative (gains) losses	(11,359)	(48,006)	9,468
Loss (gain) on sale of assets	863	(206)	(66)
Other	1,120	645	1,998
Change in assets and liabilities
Accounts receivable	(11,973)	198	(12,006)
Inventories	1,596	466	1,837
Prepaid expenses and other assets	1,830	(497)	(557)
Accounts payable and accrued liabilities	(14,098)	8,733	22,519
Revenue distribution payable	1,983	(1,875)	(354)
Deferred compensation	582	143	(424)

Net cash provided by (used in) operating activities	6,491	14,385	(8,565)
Cash flows from investing activities
Expenditures for property, plant, and equipment and oil and natural gas properties	(61,198)	(31,179)	(88,901)
Proceeds from asset dispositions	1,929	1,884	487
Proceeds from derivative instruments	8,355	1,285	74,847

Net cash used in investing activities	(50,914)	(28,010)	(13,567)
Cash flows from financing activities
Proceeds from long-term debt	18,000	270,000	181,000
Repayment of long-term debt	(720)	(444,785)	(1,096)
Proceeds from rights offering, net	—	50,031	—
Principal payments under capital lease obligations	(713)	(568)	(1,234)
Payment of other financing fees	—	(2,410)	—

Net cash provided by (used in) financing activities	16,567	(127,732)	178,670

Net (decrease) increase in cash and cash equivalents	(27,856)	(141,357)	156,538
Cash and cash equivalents at beginning of period	45,123	186,480	17,065

Cash and cash equivalents at end of period	$17,267	$45,123	$173,603

The accompanying notes are an integral part of these consolidated financial statements.

Chaparral Energy, Inc. and subsidiaries

Condensed notes to consolidated financial statements (unaudited)

(dollars in thousands, except per share amounts)

Note 1: Nature of operations and summary of significant accounting policies

Nature of operations

Chaparral Energy, Inc. and its subsidiaries (collectively, “we”, “our”, “us”, or the “Company”) are involved in the acquisition, exploration, development, production and operation of oil and natural gas properties. Our properties are located primarily in Oklahoma and Texas. To facilitate our financial statement presentations, we refer to the post-emergence reorganized company in these consolidated financial statements and footnotes as the “Successor” for periods subsequent to March 21, 2017, and to the pre-emergence company as “Predecessor” for periods prior to March 21, 2017. As discussed in “Note 2—Chapter 11 Reorganization,” we filed voluntary petitions for bankruptcy relief and subsequently operated as debtor in possession, in accordance with the applicable provisions of the Bankruptcy Code, until our emergence from bankruptcy on March 21, 2017. The cancellation of all existing shares outstanding followed by the issuance of new shares in the reorganized Company upon our emergence from bankruptcy caused a related change of control under US GAAP. As a result of the application of fresh start accounting, as well as the effects of the implementation of the Reorganization Plan, the Company’s consolidated financial statements on or after March 21, 2017, are not comparable with the consolidated financial statements prior to that date.

Interim financial statements

The accompanying unaudited consolidated interim financial statements of the Company have been prepared in accordance with the rules and regulations of the SEC and do not include all of the financial information and disclosures required by accounting principles generally accepted in the United States of America (“GAAP”) for complete financial statements. These financial statements and the notes thereto should be read in conjunction with our Annual Report on Form 10-K for the year ended December 31, 2016.

The financial information as of June 30, 2017 (Successor), the three months ended June 30, 2017 (Successor), and 2016 (Predecessor), the periods of March 22, 2017, through June 30, 2017 (Successor) and January 1, 2017, through March 21, 2017 (Predecessor), and the six months ended June 30, 2016 (Predecessor), is unaudited. The financial information as of December 31, 2016, has been derived from the audited financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2016. In management’s opinion, such information contains all adjustments considered necessary for a fair presentation of the results of the interim periods. The results of operations for the three months ended June 30, 2017 and the periods of March 22, 2017, through June 30, 2017 (Successor), and January 1, 2017, through March 21, 2017 (Predecessor), are not necessarily indicative of the results of operations that will be realized for the year ended December 31, 2017.

Cash and cash equivalents

We maintain cash and cash equivalents in bank deposit accounts and money market funds which may not be federally insured. As of June 30, 2017, cash with a recorded balance totaling approximately $13,981 was held at JP Morgan Chase Bank, N.A. We have not experienced any losses in such accounts and believe we are not exposed to any significant credit risk on such accounts.

As of December 31, 2016, we had restricted cash of $1,400 which was required to be maintained during the pendency of our bankruptcy. The restricted cash is included in “Cash and cash equivalents” in our consolidated balance sheets. As of June 30, 2017, we no longer had restricted cash.

Accounts receivable

We have receivables from joint interest owners and oil and natural gas purchasers which are generally uncollateralized. Accounts receivable consisted of the following:

	Successor	Predecessor
	June 30,	December 31,
	2017	2016
Joint interests	$22,190	$13,818
Accrued commodity sales	30,756	31,304
Derivative settlements	5,164	—
Other	2,349	1,657
Allowance for doubtful accounts	(558)	(553)

	$59,901	$46,226

Chaparral Energy, Inc. and subsidiaries

Condensed notes to consolidated financial statements (unaudited) – continued

(dollars in thousands, except per share amounts)

Inventories

Inventories consisted of the following:

	Successor	Predecessor
	June 30,	December 31,
	2017	2016
Equipment inventory	$3,725	$8,165
Commodities	1,564	1,418
Inventory valuation allowance	—	(2,232)

	$5,289	$7,351

Oil and natural gas properties

Costs associated with unevaluated oil and natural gas properties are excluded from the amortizable base until a determination has been made as to the existence of proved reserves. Unevaluated leasehold costs are transferred to the amortization base with the costs of drilling the related well upon proving up reserves of a successful well or upon determination of a dry or uneconomic well under a process that is conducted each quarter. Furthermore, unevaluated oil and natural gas properties are reviewed for impairment if events and circumstances exist that indicate a possible decline in the recoverability of the carrying amount of such property. The impairment assessment is conducted at least once annually and whenever there are indicators that impairment has occurred. In assessing whether impairment has occurred, we consider factors such as intent to drill; remaining lease term; geological and geophysical evaluations; drilling results and activity; assignment of proved reserves; and economic viability of development if proved reserves are assigned. Upon determination of impairment, all or a portion of the associated leasehold costs are transferred to the full cost pool and become subject to amortization. The processes above are applied to unevaluated oil and natural gas properties on an individual basis or as a group if properties are individually insignificant. Our future depreciation, depletion and amortization rate would increase if costs are transferred to the amortization base without any associated reserves.

In the past, the costs associated with unevaluated properties typically related to acquisition costs of unproved acreage. As a result of fresh start accounting, a substantial portion of the carrying value of our unevaluated properties are the result of a fair value increase to reflect the value of our acreage in our STACK play (see “Note 3—Fresh start accounting”).

The costs of unevaluated oil and natural gas properties consisted of the following:

	Successor	Predecessor
	June 30,	December 31,
	2017	2016
Leasehold acreage	$588,088	$15,455
Capitalized interest (1)	591	1,894
Wells and facilities in progress of completion	16,248	3,004

Total unevaluated oil and natural gas properties excluded from amortization	$604,927	$20,353

(1)	As of June 30, 2017, this amount reflects the cumulative interest capitalized on the historical acquisition cost of leasehold acreage subsequent to our establishing opening balances under fresh start accounting. Interest is not capitalized on amounts related to the fair value increase to leasehold acreage as a result of applying fresh start accounting.

Ceiling Test. In accordance with the full cost method of accounting, the net capitalized costs of oil and natural gas properties are not to exceed their related PV-10 value, net of tax considerations, plus the cost of unproved properties not being amortized.

Our estimates of oil and natural gas reserves as of June 30, 2017, and the related PV-10 value, were prepared using an average price for oil and natural gas on the first day of each month for the prior twelve months as required by the SEC. As discussed in “Note 3—Fresh start accounting,” the application of fresh start accounting to our balance sheet on March 21, 2017, resulted in the carrying value of our oil and natural gas properties being restated based on their fair value.

Income taxes

We recorded income tax expense during the Successor and Predecessor periods in 2017 to reflect our obligation for current Texas margin tax on gross revenues less certain deductions. We did not record any net deferred tax benefit in the Successor or Predecessor periods in 2017 as any deferred tax asset arising from the benefit is reduced by a valuation allowance.

Chaparral Energy, Inc. and subsidiaries

Condensed notes to consolidated financial statements (unaudited) – continued

(dollars in thousands, except per share amounts)

A valuation allowance for deferred tax assets, including net operating losses, is recognized when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. To assess that likelihood, we use estimates and judgment regarding our future taxable income, as well as the jurisdiction in which such taxable income is generated, to determine whether a valuation allowance is required. Such evidence can include our current financial position, our results of operations, both actual and forecasted, the reversal of deferred tax liabilities, and tax planning strategies as well as the current and forecasted business economics of our industry.

As of the bankruptcy emergence date of March 21, 2017, we were in a net deferred tax asset position and based on our anticipated operating results in subsequent quarters, we project being in a net deferred tax asset position at December 31, 2017. We believe it is more likely than not that these deferred tax assets will not be realized, and accordingly, recorded a full valuation allowance against our net deferred tax assets as of March 21, 2017, and as of June 30, 2017.

We will continue to evaluate whether the valuation allowance is needed in future reporting periods. The valuation allowance will remain until we can determine that the net deferred tax assets are more likely than not to be realized. Future events or new evidence which may lead us to conclude that it is more likely than not that our net deferred tax assets will be realized include, but are not limited to, cumulative historical pre-tax earnings, improvements in oil prices, and taxable events that could result from one or more transactions. The valuation allowance does not prevent future utilization of the tax attributes if we recognize taxable income. As long as we conclude that the valuation allowance against our net deferred tax assets is necessary, we likely will not have any additional deferred income tax expense or benefit.

The benefit of an uncertain tax position taken or expected to be taken on an income tax return is recognized in the consolidated financial statements at the largest amount that is more likely than not to be sustained upon examination by the relevant taxing authority. Interest and penalties, if any, related to uncertain tax positions would be recorded in interest expense and other expense, respectively. There were no uncertain tax positions at June 30, 2017, and December 31, 2016.

As described in “Note 2—Chapter 11 Reorganization,” elements of the Reorganization Plan provided that our indebtedness related to Senior Notes and certain general unsecured claims were exchanged for Successor common stock in settlement of those claims. Absent an exception, a debtor recognizes cancellation of indebtedness income (“CODI”) upon discharge of its outstanding indebtedness for an amount of consideration that is less than its adjusted issue price. The Internal Revenue Code of 1986, as amended (“IRC”), provides that a debtor in a Chapter 11 bankruptcy case may exclude CODI from taxable income but must reduce certain of its tax attributes by the amount of any CODI realized as a result of the consummation of a plan of reorganization. The amount of CODI realized by a taxpayer is determined based on the fair market value of the consideration received by the creditors in settlement of outstanding indebtedness. As a result of the market value of equity upon emergence from Chapter 11 bankruptcy proceedings, the estimated amount of CODI is approximately $61,000, which will reduce the value of the Company’s net operating losses. The actual reduction in tax attributes does not occur until the first day of the Company’s tax year subsequent to the date of emergence, or January 1, 2018. The reduction of net operating losses is expected to be fully offset by a corresponding decrease in valuation allowance.

The IRC provides an annual limitation with respect to the ability of a corporation to utilize its tax attributes, as well as certain built-in-losses, against future taxable income in the event of a change in ownership. Emergence from Chapter 11 bankruptcy proceedings resulted in a change in ownership for purposes of the IRC Section 382. We analyzed alternatives available within the IRC to taxpayers in Chapter 11 bankruptcy proceedings in order to minimize the impact of the ownership change and CODI on our tax attributes. Upon filing our 2017 U.S. Federal income tax return, we plan to elect an available alternative which would likely result in the Company experiencing a limitation that subjects existing tax attributes at emergence to an IRC Section 382 limitation that could result in some or all of the remaining net operating loss carryforwards expiring unused. However, we will continue to evaluate the remaining available alternatives which would not subject existing tax attributes to an IRC Section 382 limitation.

Liability management

Liability management expenses, which were incurred in the prior year, include third party legal and professional service fees incurred from our activities to restructure our debt and in preparation for our bankruptcy petition. As a result of our Chapter 11 petition, such expenses, to the extent that they are incremental and directly related to our bankruptcy reorganization, are reflected in “Reorganization items” in our consolidated statements of operations.

Chaparral Energy, Inc. and subsidiaries

Condensed notes to consolidated financial statements (unaudited) – continued

(dollars in thousands, except per share amounts)

Cost reduction initiatives

Cost reduction initiatives include expenses related to our efforts to reduce our capital, operating and administrative costs in response to the depressed commodity pricing environment. The expense consists of costs for one-time severance and termination benefits in connection with our reductions in force and third party legal and professional services we have engaged to assist in our cost savings initiatives as follows:

	Successor	Predecessor
	Three months	Three months
	ended	ended
	June 30, 2017	June 30, 2016
One-time severance and termination benefits	$111	$—
Professional fees	4	14

Total cost reduction initiatives expense	$115	$14

	Successor	Predecessor
	Period from	Period from
	March 22, 2017	January 1, 2017	Six months
	through	through	ended
	June 30, 2017	March 21, 2017	June 30, 2016
One-time severance and termination benefits	$112	$608	$3,036
Professional fees	9	21	103

Total cost reduction initiatives expense	$121	$629	$3,139

Earnings per share

We have not historically presented earnings per share (“EPS”) because our common stock did not previously trade on a public market, either on a stock exchange or in the over-the-counter market. Accordingly, we were permitted under accounting guidance to omit such disclosure. However, the OTCQB tier of the OTC Markets Group Inc. began quoting our Class A common stock on May 26, 2017, under the symbol “CHPE”. From May 18, 2017, through May 25, 2017, our Class A common stock was quoted on the OTC Pink marketplace under the symbol “CHHP”. Our Class B common stock is not listed or quoted on the OTCQB or any other stock exchange or quotation system. In light of these facts, we are presenting basic and diluted EPS for all Successor periods subsequent to our emergence from bankruptcy but will not be presenting EPS for any Predecessor period. EPS for all Successor periods disclosed is based on the 44,982,142 shares that were issued pursuant to the Company’s Reorganization Plan. Outstanding warrants to purchase 140,023 shares of common stock at an exercise price of $36.78 per share could potentially be dilutive for Successor periods. However, these warrants were antidilutive for all Successor periods in 2017, based on average trading prices since our common stock began trading on the over-the-counter market and thus have been excluded from the denominator in computing diluted EPS.

Recently adopted accounting pronouncements

In March 2016, the FASB issued authoritative guidance with the objective to simplify several aspects of the accounting for share-based payments, including accounting for income taxes when awards vest or are settled, statutory withholdings and accounting for forfeitures. Classification of these aspects on the statement of cash flows is also addressed. We have adopted this guidance, which was effective for fiscal periods beginning after December 15, 2016, and interim periods thereafter, in the current quarter, with no material impact to our financial statements or results of operation. We did not have any previously unrecognized excess tax benefits that required an adjustment to the opening balance of retained earnings under the modified retrospective transition method required by the guidance.

In March 2016, the FASB issued authoritative guidance that clarifies that the assessment of whether an embedded contingent put or call option in a financial instrument is clearly and closely related to the debt host requires only an analysis of the four-step decision sequence described in ASC 815. We adopted this guidance, which was effective for fiscal periods beginning after December 15, 2016, and interim periods thereafter, in the current quarter, with no material impact to our financial statements or results of operations.

In August 2014, the FASB issued authoritative guidance that required entities to evaluate whether there is substantial doubt about their ability to continue as a going concern and required additional disclosures if certain criteria were met. The guidance was adopted on December 31, 2016, and other than discussions regarding our emergence from bankruptcy and the related exit financing in “Note 2 — Chapter 11 reorganization” and “Note 6—Debt”, there were no additional required disclosures as contemplated by this guidance.

Chaparral Energy, Inc. and subsidiaries

Condensed notes to consolidated financial statements (unaudited) – continued

(dollars in thousands, except per share amounts)

Recently issued accounting pronouncements

In January 2017, the FASB issued authoritative guidance that changes the definition of a business to assist entities with evaluating when a set of transferred assets and activities constitutes a business. The guidance requires an entity to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets; if so, the set of transferred assets and activities is not a business. The guidance also requires a business to include at least one substantive process and narrows the definition of outputs by more closely aligning it with how outputs are described under updated revenue recognition guidance. The guidance is effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those years. For all other entities, it is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted. We expect that adoption of the new guidance may reduce the likelihood that a future transaction would be accounted for as a business combination although such a determination may require a greater degree of judgment.

In May 2014, the FASB issued authoritative guidance that supersedes previous revenue recognition requirements and requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The updated guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period. The new standard allows for either full retrospective adoption, meaning the standard is applied to all periods presented in the financial statements, or modified retrospective adoption, meaning the standard is applied only to the most current period presented. During 2015 and 2016, the FASB released further updates that, among others, provided supplemental guidance and clarification to this topic including clarification on principal vs. agent considerations and identifying performance obligations and licensing. We are currently evaluating the effect the new standard and its subsequent updates will have on our financial statements and results of operations. In 2017, we established an implementation team and engaged external advisers to develop a multi-phase plan to assess our business and contracts, as well as any changes to processes to adopt the requirements of the new standard and its related updates. We are currently evaluating our oil and gas marketing contracts for any potential impact.

In January 2016, the FASB issued authoritative guidance that amends existing requirements on the classification and measurement of financial instruments. The standard principally affects accounting for equity investments and financial liabilities where the fair value option has been elected. The guidance is effective for fiscal years beginning after December 15, 2017, and interim periods thereafter. Early adoption of certain provisions is permitted. We do not expect this guidance to materially impact our financial statements or results of operations.

In February 2016, the FASB issued authoritative guidance significantly amending the current accounting for leases. Under the new provisions, all lessees will report a right-of-use asset and a liability for the obligation to make payments for all leases with the exception of those leases with a term of 12 months or less. Furthermore, all leases will fall into one of two categories: (i) a financing lease or (ii) an operating lease. Lessor accounting remains substantially unchanged with the exception that no leases entered into after the effective date will be classified as leveraged leases. For sale leaseback transactions, a sale will only be recognized if the criteria in the new revenue recognition standard are met. For public business entities, this guidance is effective for fiscal periods beginning after December 15, 2018 and interim periods thereafter, and should be applied using a modified retrospective approach. Early adoption is permitted. Based on an assessment of our current operating leases, which are predominantly comprised of leases for CO2 compressors, we do not expect this guidance to materially impact our balance sheet or results of operations. However, we also enter into contractual arrangements relating to rights of ways or surface use that are typical of upstream oil and gas operations. We are currently assessing whether such arrangements are included in the new guidance and the potential impact, if any, on our financial statements or results of operations from these arrangements.

In June 2016, the FASB issued authoritative guidance which modifies the measurement of expected credit losses of certain financial instruments. The guidance is effective for fiscal years beginning after December 15, 2020, however early adoption is permitted for fiscal years beginning after December 15, 2018. The updated guidance impacts our financial statements primarily due to its effect on our accounts receivables. Our history of accounts receivable credit losses almost entirely relates to receivables from joint interest owners in our operated oil and natural gas wells. Based on this history and on mitigating actions we are permitted to take to offset potential losses such as netting past due amounts against revenue and assuming title to the working interest, we do not expect this guidance to materially impact our financial statements or results of operations.

In August 2016, the FASB issued authoritative guidance which provides clarification on how certain cash receipts and cash payments are presented and classified on the statement of cash flows. The guidance is effective for fiscal years beginning after December 15, 2017, and is required to be adopted using a retrospective approach if practicable. Early adoption is permitted. We do not expect this guidance to have a material impact on our consolidated statement of cash flows.

Chaparral Energy, Inc. and subsidiaries

Condensed notes to consolidated financial statements (unaudited) – continued

(dollars in thousands, except per share amounts)

In May 2017, the FASB issued authoritative guidance which provides clarification on determining which changes to the terms and conditions of share-based payment awards require an entity to apply modification accounting. The guidance is effective for fiscal years, including interim periods within those annual periods, beginning after December 15, 2017, with early adoption permitted in any interim period. The guidance should be applied prospectively to an award modified on or after the adoption date. We plan to early adopt this guidance on July 1, 2017. Since we do not currently have any outstanding share-based awards, we do not expect the guidance to materially impact our financial statements or results of operations.

Note 2: Chapter 11 reorganization

Bankruptcy petition and emergence. On May 9, 2016 (the “Petition Date”), Chaparral Energy, Inc. and its subsidiaries including Chaparral Energy, L.L.C., Chaparral Resources, L.L.C., Chaparral Real Estate, L.L.C., Chaparral CO2 , L.L.C., CEI Pipeline, L.L.C., CEI Acquisition, L.L.C., Green Country Supply, Inc., Chaparral Biofuels, L.L.C., Chaparral Exploration, L.L.C., Roadrunner Drilling, L.L.C. (collectively, the “Chapter 11 Subsidiaries” and, together with Chaparral Energy, Inc., the “Debtors”) filed voluntary petitions seeking relief under Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) commencing cases for relief under chapter 11 of the Bankruptcy Code (the “Chapter 11 Cases”).

On March 10, 2017 (the “Confirmation Date”), the Bankruptcy Court confirmed our Reorganization Plan and on March 21, 2017 (the “Effective Date”), the Reorganization Plan became effective and we emerged from bankruptcy.

Debtor-In-Possession. During the pendency of the Chapter 11 Cases, we operated our business as debtors-in-possession in accordance with the applicable provisions of the Bankruptcy Code. The Bankruptcy Court granted all first day motions filed by us which were designed primarily to minimize the impact of the Chapter 11 Cases on our normal day-to-day operations, our customers, regulatory agencies, including taxing authorities, and employees. As a result, we were able to conduct normal business activities and pay all associated obligations for the post-petition period and we were also authorized to pay and have paid (subject to limitations applicable to payments of certain pre-petition obligations) pre-petition employee wages and benefits, pre-petition amounts owed to certain lienholders and critical vendors, amounts due to taxing authorities for production and other related taxes and funds belonging to third parties, including royalty and working interest holders. During the pendency of the Chapter 11 Cases, all transactions outside the ordinary course of our business required the approval of the Bankruptcy Court.

Automatic Stay. Subject to certain exceptions, under the Bankruptcy Code, the filing of the bankruptcy petitions automatically enjoined, or stayed, the continuation of most judicial or administrative proceedings or the filing of other actions against us or our property to recover, collect or secure a claim arising prior to the Petition Date. Absent an order from the Bankruptcy Court, substantially all of our pre-petition liabilities were subject to settlement under the Bankruptcy Code.

Plan of Reorganization. Pursuant to the terms of the Reorganization Plan, which was supported by us, certain lenders under our Prior Credit Facility (collectively, the “Lenders”) and certain holders of our Senior Notes (collectively, the “Noteholders”), the following transactions occurred on or around the Effective Date:

•	On or around the Effective Date, we issued 44,982,142 shares of common stock of the reorganized company (“New Common Stock”), which were the result of the transactions described below. We also entered into a stockholders agreement and a Registration Rights Agreement and amended our certificate of incorporation and bylaws for the authorization of the New Common Stock and to provide registration rights thereunder, among other corporate governance actions;

•	Our Predecessor common stock was cancelled, extinguished and discharged and the Predecessor equity holders did not receive any consideration in respect of their equity interests;

•	The $1,267,410 of indebtedness, including accrued interest, attributable to our Senior Notes was exchanged for New Common Stock. In addition, we issued or reserved shares of New Common Stock to be exchanged in settlement of $2,439 of certain general unsecured claims. In aggregate, the shares of New Common Stock issued or to be issued in settlement of the Senior Note and these general unsecured claims represented approximately 90% percent of outstanding Successor common shares;

•	We completed a rights offering backstopped by certain holders of our Senior Notes (the “Backstop Parties”) which generated $50,031 of gross proceeds. The rights offering resulted in the issuance of New Common Stock, representing approximately nine percent of outstanding Successor common shares, to holders of claims arising under the Senior Notes and to the Backstop Parties;

Chaparral Energy, Inc. and subsidiaries

Condensed notes to consolidated financial statements (unaudited) – continued

(dollars in thousands, except per share amounts)

•	In connection with the rights offering described above, the Backstop Parties received approximately one percent of outstanding Successor common shares as a backstop fee;

•	Additional shares, representing seven percent of outstanding Successor common shares on a fully diluted basis, were authorized for issuance under a new management incentive plan;

•	Warrants to purchase 140,023 shares of New Common Stock were issued to Mr. Mark Fischer, our founder and former Chief Executive Officer, with an exercise price of $36.78 per share and expiring on June 30, 2018. The warrants were issued in exchange for consulting services provided by Mr. Fischer;

•	Our Prior Credit Facility, previously consisting of a senior secured revolving credit facility was restructured into a New Credit Facility consisting of a first-out revolving facility (“New Revolver”) and a second-out term loan (“New Term Loan”). On the Effective Date, the entire balance on the Prior Credit Facility in the amount of $444,440 was repaid while we received gross proceeds representing the opening balances on our New Revolver of $120,000 and a New Term Loan of $150,000. For more information refer to “Note 5—Debt;”

•	We paid $6,954 for creditor-related professional fees and also funded a $11,000 segregated account for debtor-related professional fees in connection with the reorganization related transactions above;

•	Certain other priority or convenience class claims were paid in full in cash, reinstated or otherwise treated in a manner acceptable to the creditor claimholders;

•	Plaintiffs to one of our royalty owner litigation cases, which were identified as a separate class of creditors (Class 8) in our bankruptcy case, rejected the Reorganization Plan. If the claimants under Class 8 are permitted to file a class of proof claim on behalf of the putative class, certified on a class basis, and the plaintiffs ultimately prevail on the merits of their claims, any liability arising under judgement or settlement of the claims would be satisfied through issuance of Successor common shares.

Liabilities subject to compromise. In accordance with ASC 852 “Reorganizations,” our financial statements include amounts classified as liabilities subject to compromise which represent estimates of pre-petition obligations that were allowed as claims in our bankruptcy case. These liabilities are reported at the amounts allowed by the Bankruptcy Court, even if they may be settled for lesser amounts. The amounts disclosed below as of March 21, 2017, reflect the liabilities immediately prior to our Reorganization Plan becoming effective. As part of the Reorganization Plan, the Bankruptcy Court approved the settlement of these claims and they were subsequently settled in cash or equity, reinstated or otherwise reserved for at emergence.

	Predecessor
	March 21, 2017	December 31, 2016
Accounts payable and accrued liabilities	$6,687	$9,212
Accrued payroll and benefits payable	3,949	4,048
Revenue distribution payable	3,050	3,474
Senior Notes and associated accrued interest	1,267,410	1,267,410

Liabilities subject to compromise	$1,281,096	$1,284,144

Note 3: Fresh start accounting

Upon emergence from bankruptcy, we qualified for and applied fresh start accounting to our financial statements in accordance with the provisions set forth in ASC 852 as (i) the holders of existing voting shares of the Company prior to its emergence received less than 50% of the voting shares of the Company outstanding following its emergence from bankruptcy and (ii) the reorganization value of our assets immediately prior to confirmation of the Reorganization Plan was less than the post-petition liabilities and allowed claims.

Adopting fresh start accounting results in a new reporting entity for financial reporting purposes with no beginning retained earnings or deficit. The cancellation of all existing shares outstanding on the Effective Date and issuance of new shares in the reorganized Company caused a related change of control under US GAAP. As a result of the application of fresh start accounting, as well as the effects of the implementation of the Reorganization Plan, the Predecessor and Successor periods may lack comparability, as required in Accounting Standards Codification Topic 205, Presentation of Financial Statements (“ASC 205”). ASC 205 states that financial statements are required to be presented comparably from year to year, with any exceptions to comparability clearly disclosed. Therefore, “black-line” financial statements are presented to distinguish between the Predecessor and Successor periods.

Chaparral Energy, Inc. and subsidiaries

Condensed notes to consolidated financial statements (unaudited) – continued

(dollars in thousands, except per share amounts)

Enterprise Value and Reorganization Value

Reorganization value represents the fair value of the Company’s total assets prior to the consideration of liabilities and is intended to approximate the amount a willing buyer would pay for the Company’s assets immediately after restructuring. The reorganization value was allocated to the Company’s individual assets based on their estimated fair values.

The Company’s reorganization value was derived from enterprise value. Enterprise value represents the estimated fair value of an entity’s long-term debt and equity. The enterprise value of the Company on the Effective Date, as approved by the Bankruptcy Court in support of the Plan, was estimated to be within a range of $1,050,000 to $1,350,000 with a mid-point value of $1,200,000. Based upon the various estimates and assumptions necessary for fresh start accounting, as further discussed below, the estimated enterprise value was determined to be $1,200,000 before consideration of cash and cash equivalents and outstanding debt at the Effective Date.

The following table reconciles the enterprise value to the estimated fair value of the Successor’s common stock as of the Effective Date:

Enterprise value	$1,200,000
Plus: cash and cash equivalents	45,123
Less: fair value of outstanding debt	(296,061)
Less: fair value of warrants (consideration for previously accrued consulting fees)	(118)

Fair value of Successor common stock on the Effective Date	$948,944

Total shares issued under the Reorganization Plan	44,982,142
Per share value (1)	$21.10

(1)	The per share value shown above is calculated based upon the financial information determined using US GAAP at the Effective Date.

The following table reconciles the enterprise value to the estimated reorganization value of the Successor’s assets as of the Effective Date:

Enterprise value	$1,200,000
Plus: cash and cash equivalents	45,123
Plus: current liabilities	82,254
Plus: noncurrent liabilities excluding long-term debt	64,735

Reorganization value of Successor assets	$1,392,112

Valuation of oil and gas properties

The Company’s principal assets are its oil and gas properties, which are accounted for under the full cost method of accounting. The oil and gas properties include proved reserves and unevaluated leasehold acreage. With the assistance of valuation consultants, the Company estimated the fair value of its oil and gas properties based on the discounted cash flows expected to be generated from these assets. The computations were based on market conditions and reserves in place as of the Effective Date.

The fair value analysis was based on the Company’s estimates of proved, probable and possible reserves developed internally by the Company’s reservoir engineers. Discounted cash flow models were prepared using the estimated future revenues and development and operating costs for all developed wells and undeveloped locations comprising the proved, probable and possible reserves. The value estimated for probable and possible reserves was utilized as an estimate of the fair value of the Company’s unevaluated leasehold acreage, which was further corroborated against comparable market transactions. Future revenues were based upon the forward NYMEX strip for oil and natural gas prices as of the Effective Date, adjusted for differentials realized by the Company. Development and operating cost estimates for the oil and gas properties were adjusted for inflation. The after-tax cash flows were discounted to the Effective Date at discount rate of 8.5%. This discount rate was derived from a weighted average cost of capital computation which utilized a blended expected cost of debt and expected return on equity for similar industry participants. Risk adjustment factors were applied to the values derived for the proved non-producing, proved undeveloped, probable and possible reserve categories based on consideration of the risks associated with geology, drilling success rates, development costs and the timing of development and extraction. The discounted cash flow models also included depletion, depreciation and income tax expense associated with an after-tax valuation analysis.

Chaparral Energy, Inc. and subsidiaries

Condensed notes to consolidated financial statements (unaudited) – continued

(dollars in thousands, except per share amounts)

From this analysis the Company estimated the fair value of its proved reserves and undeveloped leasehold acreage to be $604,065 and $585,574, respectively, as of the Effective Date. These amounts are reflected in the Fresh Start Adjustments item (i) below.

Other valuations

Our adoption of fresh start accounting also required adjustments to certain other assets and liabilities on our balance sheet including property and equipment, other assets and asset retirement obligations.

Property and equipment — consists of real property which includes our headquarters, field offices and pasture land, and personal property which includes vehicles, machinery and equipment, office equipment and fixtures and a natural gas pipeline. These assets were valued using a combination of cost, income and market approaches with the exception of pasture land where we relied on government data to determine fair value.

Other assets — includes, among others, an equity investment in a company that operates ethanol plants. The equity investment was valued utilizing a combination of the market approaches such as the guideline public company method and the similar transactions method.

Asset retirement obligations — our fresh start updates to these obligations included application of the Successor’s credit adjusted risk free rate, which now incorporates a term structure based on the estimated timing of plugging activity, and resetting all obligations to a single layer.

Chaparral Energy, Inc. and subsidiaries

Condensed notes to consolidated financial statements (unaudited) – continued

(dollars in thousands, except per share amounts)

Consolidated balance sheet

The following consolidated balance sheet is as of March 21, 2017. This consolidated balance sheet includes adjustments that reflect the consummation of the transactions contemplated by the Reorganization Plan (reflected in the column “Reorganization Adjustments”) as well as fair value adjustments as a result of the adoption of fresh start accounting (reflected in the column “Fresh Start Adjustments”) as of the Effective Date:

		Reorganization		Fresh Start
	Predecessor	Adjustments		Adjustments		Successor
Assets
Current assets:
Cash and cash equivalents	$180,456	$(135,333	)(a)	$—		$45,123
Accounts receivable, net	46,837	—		—		46,837
Inventories, net	6,885	—		—		6,885
Prepaid expenses	4,933	(535	)(b)	—		4,398
Derivative instruments	19,058	—		—		19,058

Total current assets	258,169	(135,868)		—		122,301
Property and equipment	38,391	—		18,987	(i)	57,378
Oil and natural gas properties, using the full cost method:
Proved	4,355,576	—		(3,751,511	)(i)	604,065
Unevaluated (excluded from the amortization base)	26,039	—		559,535	(i)	585,574
Accumulated depreciation, depletion, amortization and impairment	(3,811,326)	—		3,811,326	(i)	—

Total oil and natural gas properties	570,289	—		619,350	(i)	1,189,639
Derivative instruments	14,295	—		—		14,295
Other assets	5,499	2,410	(c)	590	(i)	8,499

Total assets	$886,643	$(133,458)		$638,927		$1,392,112

Liabilities and stockholders’ equity (deficit)
Current liabilities:
Accounts payable and accrued liabilities	$64,413	$(2,737	)(a)(d)	$—		$61,676
Accrued payroll and benefits payable	7,366	2,186	(d)	—		9,552
Accrued interest payable	2,095	(2,095	)(a)	—		—
Revenue distribution payable	7,975	3,050	(d)	—		11,025
Long-term debt and capital leases, classified as current	468,814	(464,182	)(e)	—		4,632

Total current liabilities	550,663	(463,778)		—		86,885
Long-term debt and capital leases, less current maturities	—	291,429	(f)	—		291,429
Deferred compensation	—	519	(d)	—		519
Asset retirement obligations	66,973	—		(2,757	)(i)	64,216
Liabilities subject to compromise	1,281,096	(1,281,096	)(d)	—		—
Commitments and contingencies
Stockholders’ (deficit) equity:
Predecessor common stock	14	(14	)(g)	—		—
Predecessor additional paid in capital	425,425	(425,425	)(g)	—		—
Successor common stock	—	450	(g)	—		450
Successor additional paid in capital	—	948,613	(g)	—		948,613
(Accumulated deficit) retained earnings	(1,437,528)	795,844	(h)	641,684	(j)	—

Total stockholders’ (deficit) equity	(1,012,089)	1,319,468		641,684		949,063

Total liabilities and stockholders’ equity (deficit)	$886,643	$(133,458)		$638,927		$1,392,112

Chaparral Energy, Inc. and subsidiaries

Condensed notes to consolidated financial statements (unaudited) – continued

(dollars in thousands, except per share amounts)

Reorganization adjustments

(a)	Adjustments reflect the following net cash payments recorded as of the Effective Date from implementation of the Plan:

Cash proceeds from rights offering	$50,031
Cash proceeds from New Term Loan	150,000
Cash proceeds from New Revolver	120,000
Fees paid to lender for New Term Loan	(750)
Fees paid to lender for New Revolver	(1,125)
Payment in full to extinguish Prior Credit Facility	(444,440)
Payment of accrued interest on Prior Credit Facility	(2,095)
Payment of previously accrued creditor-related professional fees	(6,954)

Net cash used	$(135,333)

(b)	Reclassification of previously prepaid professional fees to debt issuance costs associated with the New Credit Facility.

(c)	Reflects issuance costs related to the New Credit Facility:

Fees paid to lender for New Term Loan	$750
Fees paid to lender for New Revolver	1,125
Professional fees related to debt issuance costs on the New Credit Facility	535

Total issuance costs on New Credit Facility	$2,410

(d)	As part of the Plan, the Bankruptcy Court approved the settlement of certain allowable claims, reported as liabilities subject to compromise in the Company’s historical consolidated balance sheet. As a result, a gain was recognized on the settlement of liabilities subject to compromise calculated as follows:

Senior Notes including interest	$1,267,410
Accounts payable and accrued liabilities	6,687
Accrued payroll and benefits payable	3,949
Revenue distribution payable	3,050

Total liabilities subject to compromise	1,281,096
Amounts settled in cash, reinstated or otherwise reserved at emergence	(10,089)
Fair value of equity issued in settlement of Senior Notes and certain general unsecured creditors	(898,914)

Gain on settlement of liabilities subject to compromise	$372,093

(e)	Reflects extinguishment of Prior Credit Facility along with associated unamortized issuance costs, establishment of New Credit Facility and adjustments to reclassify existing debt back to their scheduled maturities:

Reclassification from current to noncurrent, based on scheduled repayment, of debt no longer in default	$(22,612)
Establishment of New Term Loan—current portion	1,183
Payment in full to extinguish Prior Credit Facility	(444,440)
Write-off unamortized issuance costs associated with Prior Credit Facility	1,687

$(464,182)

(f)	Reflects establishment of our New Credit Facility pursuant to our Reorganization Plan, net of issuance costs, as well as adjustments to reclassify existing debt back to their scheduled maturities:

Origination of the New Term Loan, net of current portion	$148,817
Origination of the New Revolver	120,000
Reclassification from current to noncurrent, based on scheduled repayment, of debt no longer in default	22,612

$291,429

Chaparral Energy, Inc. and subsidiaries

Condensed notes to consolidated financial statements (unaudited) – continued

(dollars in thousands, except per share amounts)

(g)	Adjustment represents (i) the cancellation of Predecessor equity on the Effective Date, (ii) the issuance of 44,982,142 shares of Successor common stock on the Effective Date and (iii) the issuance of 140,023 warrants on the Effective Date (see “Note 2—Chapter 11 reorganization”)

Cancellation of predecessor equity - par value	$(14)
Cancellation of predecessor equity - paid in capital	(425,425)
Issuance of successor common stock in settlement of claims	898,914
Issuance of successor common stock under rights offering	50,031
Issuance of warrants	118

Net impact to common stock-par and additional paid in capital	$523,624

(h)	Reflects the cumulative impact of the following reorganization adjustments:

Gain on settlement of liabilities subject to compromise	$372,093
Cancellation of predecessor equity	425,438
Write-off unamortized issuance costs associated with Prior Credit Facility	(1,687)

Net impact to retained earnings	$795,844

Fresh start adjustments

(i)	Represents fresh start accounting adjustments primarily to (i) remove accumulated depreciation, depletion, amortization and impairment, (ii) increase the value of proved oil and gas properties, (iii) increase the value of unevaluated oil and gas properties primarily to capture the value of our acreage in the STACK, (iv) increase other property and equipment primarily due to increases to land, vehicles, machinery and equipment and (v) decrease asset retirement obligations. These fair value measurements giving rise to these adjustments are primarily based on Level 3 inputs under the fair value hierarchy (See “Note 7—Fair value measurements”).

(j)	Reflects the cumulative impact of the fresh start adjustments discussed herein.

Reorganization items

We use this category to reflect, where applicable, post-petition revenues, expenses, gains and losses that are direct and incremental as a result of the reorganization of the business. Reorganization items are as follows:

	Successor	Predecessor
	Three months	Three months
	ended	ended
	June 30, 2017	June 30, 2016
Professional fees	$1,070	$5,355

Total reorganization items	$1,070	$5,355

	Successor	Predecessor
	Period from	Period from
	March 22, 2017	January 1, 2017	Six months
	through	through	ended
	June 30, 2017	March 21, 2017	June 30, 2016
Gains on the settlement of liabilities subject to compromise	$—	$(372,093)	$—
Fresh start accounting adjustments	—	(641,684)	—
Professional fees	1,690	18,790	5,355
Rejection of employment contracts	—	4,573	—
Write off unamortized issuance costs on Prior Credit Facility	—	1,687	—

Total reorganization items	$1,690	$(988,727)	$5,355

Chaparral Energy, Inc. and subsidiaries

Condensed notes to consolidated financial statements (unaudited) – continued

(dollars in thousands, except per share amounts)

Note 4: Supplemental disclosures to the consolidated statements of cash flows

Supplemental disclosures to the consolidated statements of cash flows are presented below:

	Successor	Predecessor
	Period from	Period from
	March 22, 2017	January 1, 2017	Six months
	through	through	ended
	June 30, 2017	March 21, 2017	June 30, 2016
Net cash provided by operating activities included:
Cash payments for interest	$7,273	$4,105	$13,158
Interest capitalized	(595)	(248)	(1,699)

Cash payments for interest, net of amounts capitalized	$6,678	$3,857	$11,459

Cash payments for income taxes	$150	$—	$250
Cash payments for reorganization items	$15,997	$11,405	$399
Non-cash investing activities included:
Asset retirement obligation additions and revisions	$1,589	$716	$1,299
Change in accrued oil and gas capital expenditures	$14,195	$5,387	$(19,474)

Note 5: Debt

As of the dates indicated, debt consisted of the following:

	Successor	Predecessor
	June 30,	December 31,
	2017	2016 (2)
New Revolver	$138,000	$—
New Term Loan, net of discount of $698 and $0, respectively	148,869	—
Prior Credit Facility	—	444,440
Real estate mortgage note	9,311	9,595
Installment notes payable	86	434
Capital lease obligations	15,665	16,946
Unamortized debt issuance costs (1)	(1,546)	(2,303)

Total debt, net	310,385	469,112
Less current portion	4,813	469,112

Total long-term debt, net	$305,572	$—

(1)	Debt issuance costs are presented as a direct deduction from debt rather than an asset pursuant to recent accounting guidance. The balance on June 30, 2017, was related to the New Revolver while the balance on December 31, 2016, was related to the Prior Credit Facility.
(2)	Senior Notes have not been included in this table as they were classified as “Liabilities subject to compromise.”

Prior to our emergence from bankruptcy, our debt primarily consisted of the Prior Credit Facility and our Senior Notes. On the Effective Date, our obligations under the Senior Notes which included principal and accrued interest, and previously classified as liabilities subject to compromise, were fully extinguished in exchange for equity in the Successor. In addition, our Prior Credit Facility, previously consisting of a senior secured revolving credit facility, was restructured into the New Credit Facility consisting of the New Revolver and the New Term Loan. On the Effective Date, the entire balance on the Prior Credit Facility in the amount of $444,440 was repaid while we received gross proceeds, before lender fees, representing the opening balances on our New Revolver of $120,000 and a New Term Loan of $150,000. See “Note 6—Debt” in Item 8. Financial Statement and Supplementary Data of our Annual Report on Form 10-K for the year ended December 31, 2016, for further details on our pre-emergence debt facilities.

New Term Loan

The New Term Loan, which is collateralized by our oil and natural gas properties, is scheduled to mature on March 21, 2021. Interest on the outstanding amount of the New Term Loan will accrue at an interest rate equal to either: (a) the Alternate Base Rate (as defined in the New Credit Facility) plus a 6.75% margin or (b) the Adjusted LIBO Rate (as defined in the New Credit Facility), plus a 7.75% margin with a 1.00% floor on the Adjusted LIBO Rate. As of June 30, 2017, our outstanding borrowings were accruing interest at the Adjusted LIBO Rate which resulted in an interest rate of 8.84%.

Chaparral Energy, Inc. and subsidiaries

Condensed notes to consolidated financial statements (unaudited) – continued

(dollars in thousands, except per share amounts)

We are required to make scheduled, mandatory principal payments in respect of the New Term Loan according to the schedule below, with the remaining outstanding balance due upon maturity:

Total payments for 2017	$1,183
Total payments for 2018	1,500
Total payments for 2019	3,750
Total payments for 2020	6,750

Total mandatory payments	$13,183

New Revolver

The New Revolver is a $400,000 facility collateralized by our oil and natural gas properties and is scheduled to mature on March 21, 2021. Availability under our New Revolver is subject to a borrowing base based on the value of our oil and natural gas properties and set by the banks semi-annually on May 1 and November 1 of each year. In addition, the lenders may request an additional borrowing base redetermination once between each scheduled redetermination or upon the occurrence of certain specified events. The banks establish a borrowing base by making an estimate of the collateral value of our oil and natural gas properties. If oil and natural gas prices decrease from the amounts used in estimating the collateral value of our oil and natural gas properties, the borrowing base may be reduced, thus reducing funds available under the borrowing base. The initial borrowing base on the Effective Date was $225,000 and the first borrowing base redetermination has been set for on or about May 1, 2018. Availability on the New Revolver as of June 30, 2017, after taking into account outstanding borrowings and letters of credit on that date, was $86,172.

Interest on the outstanding amounts under the New Revolver will accrue at an interest rate equal to either (i) the Alternate Base Rate plus a margin that ranges between 2.00% to 3.00% depending on utilization or (ii) the Adjusted LIBO Rate applicable to one, two, three or six month borrowings plus a margin that ranges between 3.00% to 4.00% depending on utilization. In the case that an Event of Default (as defined under the New Credit Facility) occurs, the applicable rate while in default will be the Alternate Base Rate plus an additional 2.00% and plus the applicable margin. As of June 30, 2017, our outstanding borrowings were accruing interest at the Adjusted LIBO Rate which resulted in an interest rate of 4.63%.

Commitment fees of 0.50% accrue on the unused portion of the borrowing base amount, based on the utilization percentage, and are included as a component of interest expense. We generally have the right to make prepayments of the borrowings at any time without penalty or premium. Letter of credit fees will accrue at 0.125% plus the margin used to determine the interest rate applicable to New Revolver borrowings that are based on Adjusted LIBO Rate.

Covenants

The New Credit Facility contains covenants and events of default customary for oil and natural gas reserve-based lending facilities including restrictions on additional debt, guarantees, liens, restricted payments, investments and hedging activity. Additionally, our New Credit Facility specifies events of default, including non-payment, breach of warranty, non-performance of covenants, default on other indebtedness or swap agreements, certain adverse judgments, bankruptcy events and change of control, among others.

The financial covenants require that we maintain: (1) a Current Ratio (as defined in the New Credit Facility) of no less than 1.00 to 1.00, (2) an Asset Coverage Ratio (as defined in the New Credit Facility) of no less than 1.35 to 1.00, (3) Liquidity (as defined in the New Credit Facility) of at least $25,000 and (4) a Ratio of Total Debt to EBITDAX (as defined in the New Credit Facility) of no greater than 3.5 to 1.0 calculated on a trailing four-quarter basis. We are required to comply with these covenants for each fiscal quarter ending on and after March 31, 2017, except for the Asset Coverage Ratio, for which compliance is required semiannually as of January 1 and July 1 of each year. We were in compliance with these financials covenants as of June 30, 2017.

Chaparral Energy, Inc. and subsidiaries

Condensed notes to consolidated financial statements (unaudited) – continued

(dollars in thousands, except per share amounts)

Write-off of Senior Note issuance costs, discount and premium

In March 2016, we wrote off the remaining unamortized issuance costs, premium and discount related to our Senior Notes for a net charge of $16,970. These deferred items are typically amortized over the life of the corresponding bond. However, as a result of not paying the interest due on our 2021 Senior Notes by the end of our grace period on March 31, 2016, we triggered an Event of Default on our Senior Notes. While uncured, the Event of Default effectively allowed the lender to demand immediate repayment, thus shortening the life of our Senior Notes. As a result, we wrote off the remaining balance of unamortized issuance costs, premium and discount on March 31, 2016, as follows:

Non-cash expense for write-off of debt issuance costs on Senior Notes	$17,756
Non-cash expense for write-off of debt discount costs on Senior Notes	4,014
Non-cash gain for write-off of debt premium on Senior Notes	(4,800)

Total	$16,970

Capital Leases

During 2013, we entered into lease financing agreements with U.S. Bank National Association for $24,500 through the sale and subsequent leaseback of existing compressors owned by us. The carrying value of these compressors is included in our oil and natural gas full cost pool. The lease financing obligations are for 84-month terms and include the option to purchase the equipment for a specified price at 72 months as well as an option to purchase the equipment at the end of the lease term for its then-current fair market value. Lease payments related to the equipment are recognized as principal and interest expense based on a weighted average implicit interest rate of 3.8%. Minimum lease payments are approximately $3,181 annually.

Note 6: Derivative instruments

Overview

Our results of operations, financial condition and capital resources are highly dependent upon the prevailing market prices of, and demand for, oil, natural gas and natural gas liquids. These commodity prices are subject to wide fluctuations and market uncertainties. To mitigate a portion of this exposure, we enter into various types of derivative instruments, including commodity price swaps, collars, put options, enhanced swaps and basis protection swaps. See “Note 7—Derivative Instruments” in Item 8. Financial Statement and Supplementary Data of our Annual Report on Form 10-K for the year ended December 31, 2016, for a description of the various kinds of derivatives we may enter into.

The following table summarizes our crude oil derivatives outstanding as of June 30, 2017:

		Weighted average fixed price per Bbl
Period and type of contract	Volume MBbls	Swaps	Purchased puts	Sold calls
2017
Swaps	1,766	$54.97	$—	$—
2018
Swaps	2,116	$54.92	$—	$—
Collars	183	$—	$50.00	$60.50
2019
Swaps	1,312	$54.26	$—	$—

The following table summarizes our natural gas derivatives outstanding as of June 30, 2017:

Period and type of contract	Volume BBtu	Weighted average fixed price per MMBtu
2017
Swaps	4,592	$3.34
2018
Swaps	5,861	$3.03
2019
Swaps	3,322	$2.86

Chaparral Energy, Inc. and subsidiaries

Condensed notes to consolidated financial statements (unaudited) – continued

(dollars in thousands, except per share amounts)

Effect of derivative instruments on the consolidated balance sheets

All derivative financial instruments are recorded on the balance sheet at fair value. See “Note 7—Fair value measurements” for additional information regarding fair value measurements. The estimated fair values of derivative instruments are provided below. The carrying amounts of these instruments are equal to the estimated fair values.

	Successor			Predecessor
	June 30, 2017			December 31, 2016
	Assets	Liabilities	Net value	Assets	Liabilities	Net value
Natural gas derivative contracts	$1,466	$(148)	$1,318	$184	$(3,658)	$(3,474)
Crude oil derivative contracts	35,038	—	35,038	—	(9,895)	(9,895)

Total derivative instruments	36,504	(148)	36,356	184	(13,553)	(13,369)
Less:
Netting adjustments (1)	148	(148)	—	184	(184)	—
Derivative instruments - current	23,275	—	23,275	—	(7,525)	(7,525)

Derivative instruments - long-term	$13,081	$—	$13,081	$—	$(5,844)	$(5,844)

(1)	Amounts represent the impact of master netting agreements that allow us to net settle positive and negative positions with the same counterparty. Positive and negative positions with counterparties are netted only to the extent that they relate to the same current versus noncurrent classification on the balance sheet.

Effect of derivative instruments on the consolidated statements of operations

We do not apply hedge accounting to any of our derivative instruments. As a result, all gains and losses associated with our derivative contracts are recognized immediately as “Derivative gains (losses)” in the consolidated statements of operations.

“Derivative gains (losses)” in the consolidated statements of operations are comprised of the following:

	Successor	Predecessor
	Three months	Three months
	ended	ended
	June 30, 2017	June 30, 2016
Change in fair value of commodity price derivatives	$16,811	$(127,684)
Settlement gains on commodity price derivatives	6,663	15,140
Settlement gains on early terminations of commodity price derivatives	—	91,144

Total derivative gains (losses)	$23,474	$(21,400)

	Successor	Predecessor
	Period from	Period from
	March 22, 2017	January 1, 2017	Six months
	through	through	ended
	June 30, 2017	March 21, 2017	June 30, 2016
Change in fair value of commodity price derivatives	$3,004	$46,721	$(163,238)
Settlement gains on commodity price derivatives	8,355	1,285	62,626
Settlement gains on early terminations of commodity price derivatives	—	—	91,144

Total derivative gains (losses)	$11,359	$48,006	$(9,468)

Note 7: Fair value measurements

Fair value is defined by the FASB as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity.

Chaparral Energy, Inc. and subsidiaries

Condensed notes to consolidated financial statements (unaudited) – continued

(dollars in thousands, except per share amounts)

Fair value measurements are categorized according to the fair value hierarchy defined by the FASB. The hierarchical levels are based upon the level of judgment associated with the inputs used to measure the fair value of the assets and liabilities as follows:

•	Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.

•	Level 2 inputs include quoted prices for identical or similar instruments in markets that are not active and inputs other than quoted prices that are observable for the asset or liability.

•	Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the asset or liability is categorized based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and may affect the placement of assets and liabilities within the levels of the fair value hierarchy.

Recurring fair value measurements

As of June 30, 2017, and December 31, 2016, our financial instruments recorded at fair value on a recurring basis consisted of commodity derivative contracts (see “Note 6—Derivative instruments”). We had no Level 1 assets or liabilities. Our derivative contracts classified as Level 2 consisted of commodity price swaps which are valued using an income approach. Future cash flows from the commodity price swaps are estimated based on the difference between the fixed contract price and the underlying published forward market price. Our derivative contracts classified as Level 3 consisted of collars. The fair value of these contracts is developed by a third-party pricing service using a proprietary valuation model, which we believe incorporates the assumptions that market participants would have made at the end of each period. Observable inputs include contractual terms, published forward pricing curves, and yield curves. Significant unobservable inputs are implied volatilities. Significant increases (decreases) in implied volatilities in isolation would result in a significantly higher (lower) fair value measurement. We review these valuations and the changes in the fair value measurements for reasonableness. All derivative instruments are recorded at fair value and include a measure of our own nonperformance risk for derivative liabilities or our counterparty credit risk for derivative assets.

The fair value hierarchy for our financial assets and liabilities is shown by the following table:

	Successor			Predecessor
	June 30, 2017			December 31, 2016
	Derivative assets	Derivative liabilities	Net assets (liabilities)	Derivative assets	Derivative liabilities	Net assets (liabilities)
Significant other observable inputs (Level 2)	$35,599	$(148)	$35,451	$184	$(13,455)	$(13,271)
Significant unobservable inputs (Level 3)	905	—	905	—	(98)	(98)
Netting adjustments (1)	(148)	148	—	(184)	184	—

	$36,356	$—	$36,356	$—	$(13,369)	$(13,369)

(1)	Amounts represent the impact of master netting agreements that allow us to net settle positive and negative positions with the same counterparty. Positive and negative positions with counterparties are netted on the balance sheet only to the extent that they relate to the same current versus noncurrent classification.

Changes in the fair value of our derivative instruments, classified as Level 3 in the fair value hierarchy, were as follows for the periods presented:

	Successor	Predecessor
	Period from	Period from
	March 22, 2017	January 1, 2017	Six months
	through	through	ended
Net derivative assets (liabilities)	June 30, 2017	March 21, 2017	June 30, 2016
Beginning balance	$715	$(98)	$123,068
Realized and unrealized gains (losses) included in derivative gains (losses)	190	813	(9,216)
Settlements received	—	—	(113,852)

Ending balance	$905	$715	$—

Gains relating to instruments still held at the reporting date included in derivative gains (losses) for the period	$190	$813	$—

Chaparral Energy, Inc. and subsidiaries

Condensed notes to consolidated financial statements (unaudited) – continued

(dollars in thousands, except per share amounts)

Nonrecurring fair value measurements

Asset retirement obligations. Additions to the asset and liability associated with our asset retirement obligations are measured at fair value on a nonrecurring basis. Our asset retirement obligations consist of the estimated present value of future costs to plug and abandon or otherwise dispose of our oil and natural gas properties and related facilities. Significant inputs used in determining such obligations include estimates of plugging and abandonment costs, inflation rates, discount rates, and well life, all of which are Level 3 inputs according to the fair value hierarchy. The estimated future costs to dispose of properties added during the first six months of 2017 and 2016 were escalated using an annual inflation rate of 2.30% and 2.42%, respectively. The estimated future costs to dispose of properties added once we emerged from bankruptcy through June 30, 2017, were discounted, depending on the economic remaining estimated life of the property or the expected timing of the plugging and abandonment activity, with a credit-adjusted risk-free rate ranging from 5.20% to 7.63%. The discount rate used for the six months ended June 30, 2016, was our weighted average credit-adjusted risk-free interest rate of 20.00%. These estimates may change based upon future inflation rates and changes in statutory remediation rules. See “Note 8—Asset retirement obligations” for additional information regarding our asset retirement obligations.

Fair value of other financial instruments

Our significant financial instruments, other than derivatives, consist primarily of cash and cash equivalents, accounts receivable, accounts payable, and debt. We believe the carrying values of cash and cash equivalents, accounts receivable, and accounts payable approximate fair values due to the short-term maturities of these instruments.

The carrying value and estimated fair value of our debt, were as follows:

	Successor		Predecessor
	June 30, 2017		December 31, 2016
Level 2	Carrying value (1)	Estimated fair value	Carrying value (1)	Estimated fair value
New Revolver	$138,000	$138,000	$—	$—
New Term Loan	149,567	149,567	—	—
Other secured debt	9,397	9,397	10,029	10,029
9.875% Senior Notes due 2020	—	—	298,000	268,200
8.25% Senior Notes due 2021	—	—	384,045	344,680
7.625% Senior Notes due 2022	—	—	525,910	470,689

(1)	The carrying value excludes deductions for debt issuance costs and discounts.

The carrying value of our New Revolver, New Term Loan and other secured long-term debt approximates fair value because the rates are comparable to those at which we could currently borrow under similar terms, are variable and incorporate a measure of our credit risk. The fair value of our Senior Notes was estimated based on quoted market prices. We have not disclosed the fair value of outstanding amounts under our Prior Credit Facility as of December 31, 2016, as it was not practicable to obtain a reasonable estimate of such value while the Predecessor was in bankruptcy.

Counterparty credit risk

Our derivative contracts are executed with institutions, or affiliates of institutions, that are parties to our credit facilities at the time of execution, and we believe the credit risks associated with all of these institutions are acceptable. We do not require collateral or other security from counterparties to support derivative instruments. Master agreements are in place with each of our derivative counterparties which provide for net settlement in the event of default or termination of the contracts under each respective agreement. As a result of the netting provisions, our maximum amount of loss under derivative transactions due to credit risk is limited to the net amounts due from the counterparties under the derivatives. Our loss is further limited as any amounts due from a defaulting counterparty that is a Lender, or an affiliate of a Lender, under our credit facilities can be offset against amounts owed to such counterparty Lender. As of June 30, 2017, the counterparties to our open derivative contracts consisted of four financial institutions.

Chaparral Energy, Inc. and subsidiaries

Condensed notes to consolidated financial statements (unaudited) – continued

(dollars in thousands, except per share amounts)

The following table summarizes our derivative assets and liabilities which are offset in the consolidated balance sheets under our master netting agreements. It also reflects the amounts outstanding under our credit facilities that are available to offset our net derivative assets due from counterparties that are lenders under our credit facilities.

	Offset in the consolidated balance sheets			Gross amounts not offset in the consolidated balance sheets
	Gross assets (liabilities)	Offsetting assets (liabilities)	Net assets (liabilities)	Derivatives (1)	Amounts outstanding under credit facilities	Net amount
Successor - June 30, 2017
Derivative assets	$36,504	$(148)	$36,356	$—	$(36,356)	$—
Derivative liabilities	(148)	148	—	—	—	—

	$36,356	$—	$36,356	$—	$(36,356)	$—

Predecessor - December 31, 2016
Derivative assets	$184	$(184)	$—	$—	$—	$—
Derivative liabilities	(13,553)	184	(13,369)	—	—	(13,369)

	$(13,369)	$—	$(13,369)	$—	$—	$(13,369)

(1)	Since positive and negative positions with a counterparty are netted on the balance sheet only to the extent that they relate to the same current versus noncurrent classification, these represent remaining amounts that could have been offset under our master netting agreements.

We did not post additional collateral under any of these contracts as all of our counterparties are secured by the collateral under our credit facilities. Payment on our derivative contracts could be accelerated in the event of a default on our New Credit Facility. The aggregate fair value of our derivative liabilities subject to acceleration in the event of default was $148 at June 30, 2017.

Note 8: Asset retirement obligations

The following table provides a summary of our asset retirement obligation activity:

Liability for asset retirement obligations as of December 31, 2016 (Predecessor)	$72,137
Liabilities incurred in current period	535
Liabilities settled and disposed in current period	(869)
Revisions in estimated cash flows	181
Accretion expense	1,249

Liability for asset retirement obligations as of March 21, 2017 (Predecessor)	$73,233

Fair value fresh-start adjustment	$(2,757)
Liability for asset retirement obligations as of March 21, 2017 (Successor)	$70,476
Liabilities incurred in current period	1,204
Liabilities settled and disposed in current period	(984)
Revisions in estimated cash flows	385
Accretion expense	1,091

Liability for asset retirement obligations as of June 30, 2017 (Successor)	$72,172

Less current portion included in accounts payable and accrued liabilities	7,184

Asset retirement obligations, long-term	$64,988

See “Note 7—Fair value measurements” for additional information regarding fair value assumptions associated with our asset retirement obligations.

Chaparral Energy, Inc. and subsidiaries

Condensed notes to consolidated financial statements (unaudited) – continued

(dollars in thousands, except per share amounts)

Note 9: Deferred compensation

Restricted Stock Unit Plan

Prior to our emergence from bankruptcy, we had a Non-Officer Restricted Stock Unit Plan (the “RSU Plan”) in effect as an incentive plan for nonexecutive employees. The provisions under our RSU Plan are discussed in Note 11 — Deferred compensation in Item 8. Financial Statements and Supplementary Data of our Annual Report on Form 10-K for the year ended December 31, 2016. As of January 1, 2017, there were 98,596 unvested and outstanding Restricted Stock Units with a weighted average grant date fair value of $7.18 per unit.

Due to the severe decline in commodity pricing, which has resulted in a steep decline in our estimated proved reserves, the estimated fair value per RSU as of January 1, 2017, was $0.00. All remaining unvested awards were cancelled upon our emergence from bankruptcy on the Effective Date.

2015 Cash Incentive Plan

We adopted the Long-Term Cash Incentive Plan (the “2015 Cash LTIP”) on August 7, 2015. The 2015 Cash LTIP provides additional cash compensation to certain employees of the Company in the form of awards that generally vest in equal annual increments over a four year period. Since the awards do not vary according to the value of the Company’s equity, the awards are not considered “stock-based compensation” under accounting guidance. We accrue for the cost of each annual increment over the period service is required to vest.

A summary of compensation expense for the 2015 Cash LTIP is presented below:

	Successor	Predecessor
	Three months	Three months
	ended	ended
	June 30, 2017	June 30, 2016
2015 Cash LTIP expense (net of amounts capitalized)	$594	$225
2015 Cash LTIP payments	—	—

	Successor	Predecessor
	Period from	Period from
	March 22, 2017	January 1, 2017	Six months
	through	through	ended
	June 30, 2017	March 21, 2017	June 30, 2016
2015 Cash LTIP expense (net of amounts capitalized)	$607	$5	$385
2015 Cash LTIP payments	—	42	42

On April 3, 2017, the Company awarded an additional $3,321 under the 2015 Cash LTIP. As of June 30, 2017, the outstanding liability accrued for our 2015 Cash LTIP, based on requisite service provided, was $1,799.

2010 Equity Incentive Plan

We adopted the Chaparral Energy, Inc. 2010 Equity Incentive Plan (the “2010 Plan”) on April 12, 2010. The 2010 Plan reserved a total of 86,301 shares of our class A common stock for awards issued under the 2010 Plan. All of our or our affiliates’ employees, officers, directors, and consultants, as defined in the 2010 Plan, were eligible to participate in the 2010 Plan.

The awards granted under the 2010 Plan consisted of shares that were subject to service vesting conditions (the “Time Vested” awards) and shares that are subject to market and performance vested conditions (the “Performance Vested” awards). The material provisions under the 2010 Plan are discussed in “Note 11—Deferred compensation” in Item 8. Financial Statement and Supplementary Data of our Annual Report on Form 10-K for the year ended December 31, 2016.

As of result of our bankruptcy, the estimated fair value of our Time Vested restricted awards was $0.00 per share since the Petition Date. Furthermore, during the third quarter of 2016, we recorded a cumulative catch up adjustment of to reverse the aggregate compensation cost associated with our Performance Vested awards in order to reflect a decrease in the probability that requisite service would be achieved for these awards. Pursuant to our Reorganization Plan, all outstanding restricted shares were cancelled. As this cancellation was not accompanied by the concurrent grant of (or offer to grant) a replacement award or other valuable consideration, it was accounted for as a repurchase for no consideration. Accordingly, any previously unrecognized compensation cost was recognized at the cancellation date.

Chaparral Energy, Inc. and subsidiaries

Condensed notes to consolidated financial statements (unaudited) – continued

(dollars in thousands, except per share amounts)

A summary of our restricted stock activity for the Predecessor period in 2017 is presented below:

	Time Vested			Performance Vested
	Weighted average grant date fair value	Restricted shares	Vest date fair value	Weighted average grant date fair value	Restricted shares
	($ per share)			($ per share)
Unvested and outstanding at January 1, 2017 - Predecessor	$790.91	6,667		$277.33	21,475
Granted	$—	—		$—	—
Vested	$812.91	(2,602)	$—	$—	—
Forfeited	$785.70	(468)		$195.75	(986)
Cancelled	$775.66	(3,597)		$281.26	(20,489)

Unvested and outstanding at March 21, 2017 - Predecessor	$—	—		$—	—

Stock-based compensation cost

Compensation cost is calculated net of forfeitures. As allowed by recent accounting guidance, we will recognize the impact of forfeitures due to employee terminations on expense as they occur instead of incorporating an estimate of such forfeitures. For awards with performance conditions, we will assess the probability that a performance condition will be achieved at each reporting period to determine whether and when to recognize compensation cost.

A portion of stock-based compensation cost associated with employees involved in our acquisition, exploration, and development activities has been capitalized as part of our oil and natural gas properties. The remaining cost is reflected in lease operating and general and administrative expenses in the consolidated statements of operations. We have not incurred stock-based compensation expense from our Effective Date through June 30, 2017, as there were no awards granted during this period and all previously outstanding awards were cancelled on the Effective Date. Stock-based compensation expense is as follows for the periods indicated:

	Predecessor
	Period from January 1, 2017 through March 21, 2017	Three months ended June 30, 2016	Six months ended June 30, 2016
Stock-based compensation cost (credit)	$194	$383	$(515)
Less: stock-based compensation cost capitalized	(39)	(77)	(202)

Stock-based compensation expense (credit)	$155	$306	$(717)

Payments for stock-based compensation	$—	$—	$49

The credit for stock-based compensation for the six months ended June 30, 2016, was primarily a result of forfeitures from our workforce reduction in January 2016 and lower valuations of our liability-based awards. As of June 30, 2017, and December 31, 2016, accrued payroll and benefits payable included $0 and $0, respectively, for stock-based compensation costs expected to be settled within the next twelve months. We did not have any unrecognized compensation cost as of June 30, 2017.

Note 10: Commitments and contingencies

Standby letters of credit (“Letters”) available under our Credit Facility are used in lieu of surety bonds with various organizations for liabilities relating to the operation of oil and natural gas properties. We had Letters outstanding totaling $828 as of June 30, 2017, and December 31, 2016. When amounts under the Letters are paid by the lenders, interest accrues on the amount paid at the same interest rate applicable to borrowings under the Credit Facility. No amounts were paid by the lenders under the Letters; therefore, we paid no interest on the Letters during the six months ended June 30, 2017 or 2016.

Litigation and Claims

Chapter 11 Proceedings. Commencement of the Chapter 11 Cases automatically stayed many of the proceedings and actions against us noted below as well as other claims and actions that were or could have been brought prior to May 9, 2016, and the claims remain subject to bankruptcy court jurisdiction. In connection with the proofs of claim asserted during bankruptcy from the proceedings or actions below, we are unable to estimate the amounts that will be allowed through the Bankruptcy proceedings due to the complexity and number of legal and factual issues presented by the matters and uncertainties with respect to, amongst other things,

Chaparral Energy, Inc. and subsidiaries

Condensed notes to consolidated financial statements (unaudited) – continued

(dollars in thousands, except per share amounts)

the nature of the claims and defenses, the potential size of the classes, the scope and types of the properties and agreements involved, and the ultimate potential outcomes of the matters. As a result, no reserves were established within our liabilities in connection with the proceedings and actions described below. To the extent that any of these legal proceedings result in a claim being allowed against us, pursuant to the terms of the Reorganization Plan, such claims will be satisfied through the issuance of new stock in the Company or, if the amount is such claim is below the convenience class threshold, through cash settlement.

Naylor Farms, Inc., individually and as class representative on behalf of all similarly situated persons v. Chaparral Energy, L.L.C. On June 7, 2011, an alleged class action was filed against us in the United States District Court for the Western District of Oklahoma (“Naylor Trial Court”) alleging that we improperly deducted post-production costs from royalties paid to plaintiffs and other royalty interest owners as categorized in the petition from crude oil and natural gas wells located in Oklahoma (“Naylor Farms Case”). The purported class includes non-governmental royalty interest owners in oil and natural gas wells we operate in Oklahoma. The plaintiffs have alleged a number of claims, including breach of contract, fraud, breach of fiduciary duty, unjust enrichment, and other claims and seek termination of leases, recovery of compensatory damages, interest, punitive damages and attorney fees on behalf of the alleged class. We have responded to the Naylor Farms petition, denied the allegations and raised arguments and defenses. Plaintiffs filed a motion for class certification in October 2015. In addition, the plaintiffs filed a motion for summary judgment asking the court to determine as a matter of law that natural gas is not marketable until it is in the condition and location to enter an interstate pipeline. Responsive briefs to both motions were filed in the fourth quarter of 2015. On May 20, 2016, we filed a Notice of Suggestion of Bankruptcy with the Naylor Trial Court, informing the court that we had filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. In response, on May 23, 2016, the court issued an order administratively closing the case, subject to reopening depending on the disposition of the bankruptcy proceedings. On July 22, 2016, attorneys for the putative class filed a motion in the Bankruptcy Court asking the court to lift the automatic stay and allow the case to proceed in the Naylor Trial Court. We did not object to lifting the automatic stay with regard to this case for the limited purpose of allowing the Naylor Trial Court to rule on the pending motion for class certification. On January 17, 2017, the Naylor Trial Court certified a modified class of plaintiffs with oil and gas leases containing specific language. The modified class constitutes less than 60% of the leases the Plaintiffs originally sought to certify. On January 30, 2017, the Company filed a motion for reconsideration with the Naylor Trial Court, asking the court to rule the class cannot be immediately certified because Plaintiffs did not define dates for class membership. Plaintiffs responded the class should include claims reaching back to December 1, 1999, to which we responded the statute of limitations should limit the beginning of the class period to June 1, 2006. The Naylor Trial Court denied our motion for reconsideration on April 18, 2017, issuing an order certifying the class to include only claims relating back to June 1, 2006. On May 1, 2017, we filed a Petition for Permission to Appeal Class Certification Order with the Tenth Circuit Court of Appeals (the “Tenth Circuit”). Plaintiffs objected, but on June 6, 2017, the Tenth Circuit granted permission to appeal the class certification order.

The plaintiffs have indicated they seek damages in excess of $5,000, which may increase with the passage of time, a majority of which damages would be comprised of interest. In addition to filing claims on behalf of the named plaintiffs and associated parties, plaintiffs’ attorneys filed a proof of claim on behalf of the putative class claiming in excess of $150,000 in our Chapter 11 Cases. The Company objected to treatment of the claim on a class basis, asserting the claim should be addressed on an individual basis. The Bankruptcy Court heard testimony and arguments regarding class-wide treatment of the claim on February 28, 2017. On May 24, 2017, the Bankruptcy Court denied the Company’s objection, ruling the plaintiffs may file a claim on behalf of the class. We appealed the Bankruptcy Court order on June 7, 2017. This order did not establish liability or otherwise address the merits of the plaintiffs’ claims, to which we will also object. Under the Reorganization Plan, the Plaintiffs are identified as a separate class of creditors, Class 8. Class 8 claims are entitled to receive their pro rata share of new stock issued to the holders of general unsecured claims (including claims of the Noteholders). Although the members of Class 8 voted to reject the Plan, the Bankruptcy Court confirmed the Plan on March 10, 2017, without objection by the Plaintiffs. If the plaintiffs ultimately prevail on the merits of their claims, any liability arising under judgment or settlement of the unsecured claims would be satisfied through the issuance of new stock in the Company. We continue to dispute the plaintiffs’ allegations, dispute the case meets the requirements for class certification, and are objecting to the claims both individually and on a class-wide basis.

Amanda Dodson, individually and as class representative on behalf of all similarly situated persons v. Chaparral Energy, L.L.C. On May 10, 2013, Amanda Dodson filed a complaint against us in the District Court of Mayes County, Oklahoma, (“Dodson Case”) with an allegation similar to those asserted in the Naylor Farms case related to post-production deductions, and include claims for breach of contract, fraud, breach of fiduciary duty, unjust enrichment, and other claims and seek termination of leases, recovery of compensatory damages, interest, punitive damages and attorney fees on behalf of the alleged class. The alleged class includes non-governmental royalty interest owners in oil and natural gas wells we operate in Oklahoma. We have responded to the Dodson petition, denied the allegations and raised a number of affirmative defenses. At the time we filed our Bankruptcy Petitions, a class had not been certified and discovery had not yet commenced. The plaintiffs in the Dodson case did not file proofs of claim either for the putative class or the putative class representative. The case was voluntarily dismissed without prejudice on July 19, 2017.

Chaparral Energy, Inc. and subsidiaries

Condensed notes to consolidated financial statements (unaudited) – continued

(dollars in thousands, except per share amounts)

Martha Donelson and John Friend, on behalf of themselves and on behalf of all similarly situated persons v. Chaparral Energy, L.L.C. On August 11, 2014, an alleged class action was filed against us, as well as several other operators in Osage County, in the United States District Court for the Northern District of Oklahoma, alleging claims on behalf of the named plaintiffs and all similarly situated Osage County land owners and surface lessees. The plaintiffs challenged leases and drilling permits approved by the Bureau of Indian Affairs without the environmental studies allegedly required under the National Environmental Protection (NEPA). The plaintiffs assert claims seeking recovery for trespass, nuisance, negligence and unjust enrichment. Relief sought includes declaring oil and natural gas leases and drilling permits obtained in Osage County without a prior NEPA study void ab initio, removing us from all properties owned by the class members, disgorgement of profits, and compensatory and punitive damages. On March 31, 2016, the Court dismissed the case against the federal agencies named as defendants, and therefore against all defendants, as an improper challenge under NEPA and the Administrative Procedures Act. On April 29, 2016, the plaintiffs filed a motion to alter or amend the court’s opinion and vacate the judgment, arguing the court does have jurisdiction to hear the claims and dismissal of the federal defendants does not require dismissal of the oil company defendants. The plaintiffs also filed a motion to file an amended complaint to cure the deficiencies which the court found in the dismissed complaint. Several defendants have filed briefs objecting to plaintiffs’ motions. On May 20, 2016, the Company filed a Notice of Suggestion of Bankruptcy, informing the court that we had filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code, and has not responded to the plaintiffs’ motions. After a motion for reconsideration was denied, Plaintiffs filed a Notice of Appeal on December 6, 2016. On December 30, 2016, the Court of Appeals entered an Order Abating Appeal due to pending bankruptcy proceedings of multiple defendants. On January 13, 2017, Plaintiffs responded to the Order Abating Appeal, asking the Court to proceed with the appeal. The Court lifted the stay as to Chaparral on April 13, 2017 and we joined the answer filed by other non-federal defendants which had been filed on March 24, 2017. The Court has not ruled on the appeal.

As the plaintiffs in the Donelson case did not file proofs of claim either for the putative class or the putative class representatives, we anticipate any monetary liability related to this claim will be discharged. We dispute plaintiffs’ allegations and dispute that the case meets the requirements for a class action.

Lisa West and Stormy Hopson, individually and as class representatives on behalf of all similarly situated persons v. Chaparral Energy, L.L.C. On February 18, 2016, an alleged class action was filed against us, as well as several other operators in the District Court of Pottawatomie County, State of Oklahoma (“West Case”), alleging claims on behalf of named plaintiffs and all similarly situated persons having an insurable real property interest in eight counties in central Oklahoma (the “Class Area”). The plaintiffs allege the oil and gas operations conducted by us and the other defendants have induced or triggered earthquakes in the Class Area. The plaintiffs are asking the court to require the defendants to reimburse plaintiffs and class members for earthquake insurance premiums from 2011 through a future date defined as the time at which the court determines there is no longer a risk that our activities induce or trigger earthquakes, as well as attorney fees and costs and other relief. The plaintiffs did not ask for damages related to actual property damage which may have occurred. We responded to the petition, denied the allegations and raised a number of affirmative defenses. At this time, a class has not been certified and discovery has not yet commenced. On March 18, 2016, the case was removed to the United States District Court for the Western District of Oklahoma under the Class Action Fairness Act (“CAFA”). On May 20, 2016, we filed a Notice of Suggestion of Bankruptcy, informing the court that we had filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. On October 14, 2016, the plaintiffs filed an Amended Complaint adding additional defendants and increasing the Class Area to 25 Central Oklahoma counties. Although we are named as a defendant, the Amended Complaint expressly limits its claims against us to those asserted in the original petition unless and until the automatic stay is lifted. Plaintiffs’ attorneys filed a proof of claim on behalf of the putative class claiming in excess of $75,000 in our Chapter 11 Cases. Other defendants have filed motions to dismiss the action based on various theories, as well as motions to strike various allegations and requested relief as unsupported by Oklahoma law. A hearing on the various motions to dismiss and motions to strike was held on May 12, 2017. The judge made various rulings from the bench, including dismissing the complaint for failure to adequately allege causation, but permitting the plaintiffs to amend the complaint to cure the deficiency. Plaintiffs filed a Second Amended Petition on July 18, 2017, adding additional named plaintiffs as putative class representatives. Three additional counties in Oklahoma, including Tulsa, Osage and McClain, were added to the putative class area. The Plaintiffs seek damages for nuisance, negligence, abnormally dangerous activities, and trespass. Due to Chaparral’s bankruptcy, Plaintiffs specifically limit alleged damages related to Chaparral’s disposal activities occurring after our emergence from bankruptcy on March 21, 2017. We dispute the plaintiffs’ claims, dispute that the case meets the requirements for a class action, dispute the remedies requested are available under Oklahoma law, and are vigorously defending the case.

Lisa Griggs and April Marler, on behalf of themselves and other Oklahoma citizens similarly situated v. New Dominion, L.L.C. et al. On July 21, 2017, an alleged class action was filed against us, as well as several other operators, in the District Court of Logan County, State of Oklahoma. The named plaintiffs assert claims on behalf of themselves and Oklahoma citizens owning a home or business between March 30, 2014, and the present in eight counties in central Oklahoma, including Logan, Payne, Lincoln, Oklahoma, Canadian, Kingfisher, Garfield and Noble Counties. The plaintiffs allege disposal of saltwater produced during oil and gas operations

Chaparral Energy, Inc. and subsidiaries

Condensed notes to consolidated financial statements (unaudited) – continued

(dollars in thousands, except per share amounts)

conducted by us and the other defendants have induced or triggered earthquakes in the Class Area, and that each defendant has liability under theories of ultra-hazardous activities, negligence, nuisance, and trespass. The plaintiffs have asked the court to award unspecified compensatory and punitive damages, along with pre-judgment and post-judgment interest.

With regard to Chaparral, the plaintiffs allege our activities induced earthquakes occurring prior to the time we filed our Bankruptcy petition. The plaintiffs did not file a proof of claim related to these claims. We dispute the plaintiffs’ claims, dispute that the case meets the requirements for a class action, dispute the plaintiffs are entitled to recovery under our Reorganization Plan, and are vigorously defending the case.

We are involved in various other legal proceedings including, but not limited to, commercial disputes, claims from royalty and surface owners, property damage claims, personal injury claims, employment claims, and other matters which arise in the ordinary course of business. In addition, other proofs of claim have been filed in our bankruptcy case which we anticipate repudiating. While the outcome of these legal proceedings cannot be predicted with certainty, we do not expect any of them individually to have a material effect on our financial condition, results of operations or cash flows.

We have numerous contractual commitments in the ordinary course of business including debt service requirements, operating leases, capital leases and purchase obligations. Our operating leases primarily relate to CO2 recycle compressors at our EOR facilities and office equipment while our capital leases are related to the sale and subsequent leaseback of compressors. Our purchase obligations primarily relate to a contract for the purchase of CO2 and drilling rig services. Other than changes to our credit facility (see “Note 5—Debt”) and the discharge of our Senior Notes and certain general unsecured claims pursuant our Reorganization Plan (see “Note 3—Chapter 11 reorganization”), the only other material change to our contractual commitments since December 31, 2016, relates to our contracts for drilling rig services. As of June 30, 2017, our obligations under our drilling rig contracts were approximately $3,060.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is intended to assist in understanding our financial condition and results of operations for the three months ended June 30, 2017 (Successor), and 2016 (Predecessor), the periods of March 22, 2017, through June 30, 2017 (Successor) and January 1, 2017, through March 21, 2017 (Predecessor), and the six months ended June 30, 2016 (Predecessor). The information should be read in conjunction with our unaudited consolidated financial statements and the notes thereto included in this quarterly report as well as the information included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2016, though as described below, such prior financial statements may not be comparable to our interim financial statements due to the adoption of fresh-start accounting. References to “Successor” relate to the financial position and results of operations of the reorganized company subsequent to March 21, 2017. References to “Predecessor” relate to the financial position and results of operations of the Company prior to, and including, March 21, 2017.

Statements in our discussion may be forward-looking statements. These forward-looking statements involve risks and uncertainties. We caution that a number of factors could cause future production, revenues and expenses to differ materially from our expectations. For more information, see “Cautionary Note Regarding Forward-Looking Statements.”

Overview

Founded in 1988 and headquartered in Oklahoma City, we are a Mid-Continent independent oil and natural gas exploration and production company. We have capitalized on our sustained success in the Mid-Continent area in recent years by expanding our holdings to become a leading player in the liquids-rich STACK play, which is home to multiple oil-rich reservoirs including the Oswego, Meramec, Osage and Woodford formations. We also have significant production from CO2 EOR methods underscored by our activity in the North Burbank Unit in Osage County, Oklahoma, which is the single largest oil recovery unit in the state. Our reserves as of December 31, 2016, were 43% proved developed, 74% crude oil, 17% natural gas and 9% natural gas liquids.

Our revenues, profitability and future growth depend substantially on prevailing prices for oil and natural gas and on our ability to find, develop and acquire oil and natural gas reserves that are economically recoverable. The preparation of our financial statements in conformity with generally accepted accounting principles (“GAAP”) requires us to make estimates and assumptions that affect our reported results of operations and the amount of our reported assets, liabilities and proved oil and natural gas reserves. We use the full cost method of accounting for our oil and natural gas activities.

Generally, our producing properties have declining production rates. Our December 31, 2016, reserve estimates reflect that our production rate on current proved developed properties will decline at annual rates of approximately 15%, 13%, and 15% for the next three years. To grow our production and cash flow, we must find, develop and acquire new oil and natural gas reserves to replace those being depleted by production. Substantial capital expenditures are required to find, develop and acquire oil and natural gas reserves.

Oil and natural gas prices fluctuate widely. We generally hedge a substantial portion of our expected future oil and natural gas production to reduce our exposure to commodity price decreases. The prices we receive for our oil and natural gas production affect our:

•	cash flow available for capital expenditures;

•	ability to borrow and raise additional capital;

•	ability to service debt;

•	quantity of oil and natural gas we can produce;

•	quantity of oil and natural gas reserves; and

•	operating results for oil and natural gas activities.

Chapter 11 Reorganization

Bankruptcy petition and emergence. On May 9, 2016 (the “Petition Date”), Chaparral Energy, Inc. and its subsidiaries including Chaparral Energy, L.L.C., Chaparral Resources, L.L.C., Chaparral Real Estate, L.L.C., Chaparral CO2 , L.L.C., CEI Pipeline, L.L.C., CEI Acquisition, L.L.C., Green Country Supply, Inc., Chaparral Biofuels, L.L.C., Chaparral Exploration, L.L.C., Roadrunner Drilling, L.L.C. (collectively, the “Chapter 11 Subsidiaries” and, together with Chaparral Energy, Inc., the “Debtors”) filed voluntary petitions seeking relief under Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) commencing cases for relief under chapter 11 of the Bankruptcy Code (the “Chapter 11 Cases”).

On March 10, 2017, (the “Confirmation Date”), the Bankruptcy Court confirmed our Reorganization Plan and on March 21, 2017 (the “Effective Date”), the Reorganization Plan became effective and we emerged from bankruptcy.

Debtor-In-Possession. During the pendency of the Chapter 11 Cases, we operated our business as debtors in possession in accordance with the applicable provisions of the Bankruptcy Code. The Bankruptcy Court granted all first day motions filed by us which were designed primarily to minimize the impact of the Chapter 11 Cases on our normal day-to-day operations, our customers, regulatory agencies, including taxing authorities, and employees. As a result, we were able to conduct normal business activities and pay all associated obligations for the post-petition period and we were also authorized to pay and have paid (subject to limitations applicable to payments of certain pre-petition obligations) pre-petition employee wages and benefits, pre-petition amounts owed to certain lienholders and critical vendors, amounts due to taxing authorities for production and other related taxes and funds belonging to third parties, including royalty and working interest holders. During the pendency of the Chapter 11 Cases, all transactions outside the ordinary course of our business required the approval of the Bankruptcy Court.

Automatic Stay. Subject to certain exceptions, under the Bankruptcy Code, the filing of the bankruptcy petitions automatically enjoined, or stayed, the continuation of most judicial or administrative proceedings or the filing of other actions against us or our property to recover, collect or secure a claim arising prior to the Petition Date. Absent an order from the Bankruptcy Court, substantially all of our pre-petition liabilities were subject to settlement under the Bankruptcy Code.

Plan of Reorganization. Pursuant to the terms of the Reorganization Plan, which was supported by us, certain lenders under our Prior Credit Facility (collectively, the “Lenders”) and certain holders of the Company’s Senior Notes (collectively, the “Noteholders”), the following transactions were completed subsequent to the Confirmation Date and prior to or at the Effective Date:

•	On the Effective Date, we issued or reserved for issuance 44,982,142 shares of common stock of the Successor company (“New Common Stock”), in accordance with the transactions described below. We also entered into a stockholders agreement and a Registration Rights Agreement and amended our certificate of incorporation and bylaws for the authorization of the New Common Stock and to provide registration rights thereunder, among other corporate governance actions;

•	Our Predecessor common stock was cancelled, extinguished and discharged and the Predecessor equity holders did not receive any consideration in respect of their equity interests;

•	The $1.3 billion of indebtedness, including accrued interest, attributable to our Senior Notes were exchanged for New Common Stock. In addition, we reserved shares of New Common Stock to be exchanged in settlement of $2.4 million of certain general unsecured claims. In aggregate, the shares of New Common Stock issued or to be issued in settlement of the Senior Note and these general unsecured claims represented approximately 90% of outstanding Successor common shares;

•	We completed a rights offering backstopped by certain holders of our Senior Notes (the “Backstop Parties”) which generated $50.0 million of gross proceeds. The rights offering resulted in the issuance of New Common Stock, representing approximately nine percent of outstanding Successor common shares, to holders of claims arising under the Senior Notes and to the Backstop Parties;

•	In connection with the rights offering described above, the Backstop Parties received approximately one percent of outstanding Successor common shares as a backstop fee;

•	Additional shares, representing seven percent of outstanding Successor common shares on a fully diluted basis, were authorized for issuance under a new management incentive plan;

•	Warrants to purchase 140,023 shares of New Common Stock were issued to Mr. Mark Fischer, our founder and former Chief Executive Officer, with an exercise price of $36.78 per share and expiring on June 30, 2018. The warrants were issued in exchange for consulting services provided by Mr. Fischer;

•	Our Prior Credit Facility, previously consisting of a senior secured revolving credit facility with an outstanding balance of $444 million prior to emergence, was restructured into a New Credit Facility consisting of a first-out senior secured revolving facility (“New Revolver”) and a second-out senior secured term loan (“New Term Loan”). On the Effective Date, the entire balance on the Prior Credit Facility was repaid while we received gross proceeds representing the opening balances on our New Revolver of $120 million and a New Term Loan of $150 million;

•	We paid $7.0 million for creditor-related professional fees and also funded a $11.0 million segregated account for debtor-related professional fees in connection with the reorganization related transactions described above. Funds in the segregated account have been fully disbursed;

•	Certain other priority or convenience class claims were paid in full in cash, reinstated or otherwise treated in a manner acceptable to the creditor claimholders;

•	Plaintiffs to one of our royalty owner litigation cases, which were identified as a separate class of creditors (Class 8) in our bankruptcy case, rejected the Reorganization Plan. If the claimants under Class 8 are permitted to file a class of proof claim on behalf of the putative class, certified on a class basis, and the plaintiffs ultimately prevail on the merits of their claims, any liability arising under judgement or settlement of the claims would be satisfied through issuance of Successor common shares. See “Note 10—Commitments and Contingencies” in Item 1. Financial Statements of this report for a discussion of the litigation.

In support of the Reorganization Plan, the Company estimated the enterprise value of the Successor to be in the range of $1.05 billion to $1.35 billion, which was subsequently approved by the Bankruptcy Court.

Fresh-start accounting

Upon our emergence from bankruptcy, on March 21, 2017, we adopted fresh-start accounting in accordance with the provisions set forth in Accounting Standards Codification 852, Reorganizations, as (i) the Reorganization Value of our assets immediately prior to the date of confirmation was less than the post-petition liabilities and allowed claims and (ii) the holders of our existing voting shares of the Predecessor entity received less than 50% of the voting shares of the emerging entity.

Adopting fresh-start accounting results in a new financial reporting entity with no beginning or ending retained earnings or deficit balances as of the fresh-start reporting date. Upon the adoption of fresh-start accounting, our assets and liabilities were recorded at their fair values as of the fresh-start reporting date. Our adoption of fresh-start accounting may materially affect our results of operations following the fresh-start reporting date, as we will have a new basis in our assets and liabilities. As a result of the adoption of fresh-start reporting and the effects of the implementation of the Plan, our unaudited consolidated financial statements subsequent to March 21, 2017, may not be comparable to our unaudited consolidated financial statements prior to March 21, 2017, as such, “black-line” financial statements are presented to distinguish between the Predecessor and Successor companies. In order to facilitate the discussion and analysis herein, we have addressed the Predecessor and Successor periods discretely and have provided comparative analysis, to the extent practical, where appropriate.

Price uncertainty and the full-cost ceiling impairment

We deal with volatility in commodity prices primarily by insuring our overall cost structure is competitive and supportive in a $40/bbl to $60/bbl oil price environment. In addition, we maintain flexibility in our capital investment program with a diversified drilling portfolio and limited long-term commitments, which enables us to respond quickly to industry price volatility. We also deal with price volatility by hedging a substantial portion of our expected future oil and natural gas production to reduce our exposure to commodity price decreases. We currently have derivative contracts in place for oil and natural gas production in 2017, 2018 and 2019 (see Item 3. Quantitative and Qualitative Disclosures About Market Risk).

Price volatility also impacts our business through the full cost ceiling test calculation. The ceiling test calculation dictates that we use the unweighted arithmetic average price of crude oil and natural gas as of the first day of each month for the 12-month period ending on the balance sheet date. The average price utilized in our ceiling test calculation over the past 12 months is as follows:

	Third quarter 2016	Year-end 2016	First quarter 2017	Second quarter 2017
Crude oil ($ per Bbl)	$41.68	$42.75	$47.61	$48.95
Natural gas ($ per MMBtu)	$2.28	$2.49	$2.73	$3.01
Natural gas liquids ($ per Bbl)	$14.03	$13.47	$17.14	$20.07

As discussed above, our application of fresh start accounting to our balance sheet on March 21, 2017, resulted in the carrying value of our oil and natural gas properties being restated based on their fair value. The estimated fresh start fair value along with adjustments for activity between March 21, 2017, and June 30, 2017, as well as the increase in SEC average prices resulted in carrying values that were below the full cost ceiling at the end of the first and second quarters of 2017 and thus ceiling test write-downs were not required during the first six months of 2017.

In addition to commodity prices, our production rates, levels of proved reserves, estimated future operating expenses, estimated future development costs, estimated fair value of unevaluated properties, transfers of unevaluated properties and other factors will determine our actual ceiling test calculation and impairment analyses in future periods.

Financial and operating highlights

Our financial and operating performance, outside of transactions related to our emergence from bankruptcy, in the second quarter of 2017 includes the following highlights:

•	Our total net production of 2,179 MBoe for the three months ended June 30, 2017 (Successor) declined approximately 6% from 2,312 MBoe for the three months ended June 30, 2016 (Predecessor). The decrease was primarily a result of natural decline that was not fully offset by capital spending for developing new wells.

•	Our commodity sales of $74.0 million for the three months ended June 30, 2017 (Successor) were approximately 12% higher than commodity sales of $66.0 million for the three months ended June 30, 2016 (Predecessor). The increase was primarily due to increases in prices on all commodities, offset partially by the production decline discussed above.

•	Net income for the three months ended June 30, 2017 (Successor) was $21.4 million compared to a net loss of $256.7 million for the three months ended June 30, 2016 (Predecessor). The loss in 2016 was driven by our ceiling test impairment, derivative losses, debt restructuring and bankruptcy-related costs during that period.

Our emergence from bankruptcy and the resulting adoption of fresh start accounting had a material impact on our consolidated statement of operations mainly due to a $642 million increase in carrying value of our net assets restated to fair value pursuant to the adoption of fresh-start accounting combined with the $372 million gain on settlement of liabilities subject to compromise, both recognized during the Predecessor period in 2017. Significant increases in carrying value of our assets in connection with fresh-start accounting included the following:

•	$560 million increase in our unevaluated oil and gas properties primarily to capture the value of our acreage in our STACK resource play;

•	$60 million increase in our proved oil and gas properties; and

•	$19 million increase in other property and equipment.

Future of Active EOR

We announced on April 28, 2017, that during the remainder of 2017, we will be pursuing strategic alternatives for our EOR assets as we shift our strategy and portfolio to focus solely on our more profitable STACK Area. In that regard, we retained CIBC Griffis & Small as an advisor to assist in marketing our EOR assets. We received bids for the assets at the end of the second quarter of 2017 and are currently evaluating those bids.

Capital development

During the six months ended June 30, 2017, we incurred capital expenditures of $114.8 million. This included expenditure for completing two wells drilled in the previous year, drilling and completing nine wells, and drilling an additional four wells to be completed in the second half of 2017, as well as participating in outside operated wells, all within our STACK play. We began the year with one rig, increasing to two rigs during the first quarter and both are still currently deployed. We also incurred capital expenditures within our Active EOR Areas for continuing CO2 purchases, developing our North Burbank Unit and efficiently producing our other units experiencing production decline. We have increased our 2017 capital budget, previously set at $145.9 million, to a range of $185 million to $200 million due to increased activity in our STACK play. The increased capital budget is a result of the success of our operated drilling program where we will increase the number of operated wells drilled, increased activity from other STACK operators resulting in an increase of our outside operated drilling and completion expenditures and cost inflationary pressures. In addition, we have expanded our leasehold acquisition budget as we have been successful in acquiring STACK acreage in our core operating areas at attractive prices and we have taken advantage of that opportunity. We plan to fund our capital budget with a combination of cash flows from operations, borrowings under our credit facility and proceeds from the sale of non-core assets of approximately $25 million to $30 million.

Trading of common stock

On May 26, 2017, the OTCQB tier of the OTC Markets Group, Inc. began quoting our Class A common stock under the symbol “CHPE”. From May 18, 2017 through May 25, 2017, our Class A common stock was quoted on the OTC Pink marketplace under the symbol “CHHP”. No established public trading market existed for our Class A common stock prior to that date. Our Class B common stock is not listed or quoted on the OTCQB or any other stock exchange or quotation system, and we have not applied for such listing. Although our Class A common stock is quoted on the OTCQB, trading and quotations on the stock have been limited and sporadic.

Registration Statement

Pursuant to the Registration Rights Agreement, on June 7, 2017, we filed a Registration Statement on Form S-1 (the “Registration Statement”) with the SEC, which registered for resale from time to time offerings by the selling stockholders named in the Registration Statement of up to 20,418,108 shares of our Class A common stock, including up to 3,505,724 shares of Class A common stock issuable upon the conversion of shares of Class B common stock and 140,023 shares of Class A common stock issuable upon exercise of warrants, and 3,505,724 shares of our Class B common stock. On June 22, 2017, the Registration Statement was declared effective by the SEC. We did not sell any shares of our common stock pursuant to the Registration Statement and will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

Results of operations

Production

Production volumes by area were as follows:

	Successor	Predecessor
Production volume (MBoe)	Three months ended June 30, 2017	Three months ended June 30, 2016	Percent change
STACK Areas	831	709	17.2%
Active EOR Projects	521	526	(1.0)%
Other	827	1,077	(23.2)%

Total	2,179	2,312	(5.8)%

	Successor	Predecessor
Production volume (MBoe)	Period from March 22, 2017 through June 30, 2017	Period from January 1, 2017 through March 21, 2017	Six months ended June 30, 2016
STACK Areas	910	656	1,333
Active EOR Projects	579	445	1,051
Other	917	695	2,208

Total	2,406	1,796	4,592

We have recently realigned our operating plays/areas to better highlight those areas where we are focusing our operations and where our current and future capital will be spent. Please see Items 1. and 2. Business and Properties of our Annual Report on Form 10-K for the year ended December 31, 2016, for a discussion of operating areas.

Production decreased for the three months ended June 30, 2017, compared to the prior year period primarily due to production declines in all of our areas outside the STACK. Areas outside the STACK, other than our North Burbank Unit located within our Active EOR Projects, experienced declining production due to a decrease in development activity. In contrast, production in our STACK play increased due to our capital spending dedicated to developing this area with a resulting operated 12 wells that came online during the period and participation in additional outside-operated wells. In our Active EOR Areas, increases in production at our North Burbank Unit as a result of ongoing investment partially mitigated the decreases experienced at our Booker, Camrick and Farnsworth units.

Our total net production for the six months ended June 30, 2017, which was comprised of 2,406 MBoe for the Successor period and 1,796 MBoe for the Predecessor period, also declined from the prior year period. The changes are driven by the same factors as described above, where capital spending in the STACK and in our North Burbank Unit resulted in production increases that partially mitigated the natural decline in all of our Other areas. Furthermore, a severe ice storm in the Oklahoma Panhandle in early 2017 had an adverse impact on our oil production in our Active EOR and Other areas.

Revenues

Our commodity sales are derived from the production and sale of oil, natural gas and natural gas liquids. These revenues do not include the effects of derivative instruments and may vary significantly from period to period as a result of changes in volumes of production sold or changes in commodity prices.

The following table presents information about our production and commodity sales before the effects of commodity derivative settlements:

	Successor	Predecessor
	Three months ended June 30, 2017	Three months ended June 30, 2016	Increase (Decrease)	Percent change
Commodity sales (in thousands):
Oil	$57,598	$53,714	$3,884	7.2%
Natural gas	9,669	6,773	2,896	42.8%
Natural gas liquids	6,781	5,503	1,278	23.2%

Total commodity sales	$74,048	$65,990	$8,058	12.2%

Production:
Oil (MBbls)	1,234	1,271	(37)	(2.9)%
Natural gas (MMcf)	3,598	4,041	(443)	(11.0)%
Natural gas liquids (MBbls)	345	368	(23)	(6.3)%

MBoe	2,179	2,312	(133)	(5.8)%
Average daily production (Boe/d)	23,945	25,407	(1,462)	(5.8)%
Average sales prices (excluding derivative settlements):
Oil per Bbl	$46.68	$42.26	$4.42	10.5%
Natural gas per Mcf	$2.69	$1.68	$1.01	60.1%
NGLs per Bbl	$19.66	$14.95	$4.71	31.5%

Average sales price per Boe	$33.98	$28.54	$5.44	19.1%

	Successor	Predecessor
	Period from March 22, 2017 through June 30, 2017	Period from January 1, 2017 through March 21, 2017	Six months ended June 30, 2016
Commodity sales (in thousands):
Oil	$63,828	$51,847	$90,779
Natural gas	10,454	9,140	14,123
Natural gas liquids	7,574	5,544	9,327

Total commodity sales	$81,856	$66,531	$114,229

Production:
Oil (MBbls)	1,368	1,036	2,516
Natural gas (MMcf)	3,942	3,046	8,141
Natural gas liquids (MBbls)	381	252	719

MBoe	2,406	1,796	4,592
Average daily production (Boe/d)	23,822	22,450	25,231
Average sales prices (excluding derivative settlements):
Oil per Bbl	$46.66	$50.05	$36.08
Natural gas per Mcf	$2.65	$3.00	$1.73
NGLs per Bbl	$19.88	$22.00	$12.97

Average sales price per Boe	$34.02	$37.04	$24.88

Our commodity sales for the quarter ended June 30, 2017, were higher than the prior year quarter, and our total commodity sales for the period from January 1—March 21 and March 22—June 30, 2017 were higher than the prior year period due to increases in prices on all commodities offset partially by production declines as shown below:

	Three months ended June 30, 2017 vs. 2016		Six months ended June 30, 2017 vs. 2016
(in thousands)	Sales change	Percentage change in sales	Sales change	Percentage change in sales
Change in oil sales due to:
Prices	$5,448	10.1%	$28,937	31.8%
Production	$(1,564)	(2.9)%	$(4,041)	(4.4)%

Total change in oil sales	$3,884	7.2%	$24,896	27.4%

Change in natural gas sales due to:
Prices	$3,638	53.8%	$7,471	52.8%
Production	$(742)	(11.0)%	$(2,000)	(14.1)%

Total change in natural gas sales	$2,896	42.8%	$5,471	38.7%

Change in natural gas liquids sales due to:
Prices	$1,622	29.5%	$4,907	52.5%
Production	$(344)	(6.3)%	$(1,116)	(11.9)%

Total change in natural gas liquids sales	$1,278	23.2%	$3,791	40.6%

Derivative activities

Our results of operations, financial condition and capital resources are highly dependent upon the prevailing market prices of, and demand for, oil and natural gas. These commodity prices are subject to wide fluctuations and market uncertainties. To mitigate a portion of this exposure, we have entered into various types of derivative instruments, including commodity price swaps and costless collars.

Due to defaults under our derivative master agreements stemming from our bankruptcy, our outstanding derivative positions were terminated in May 2016. Proceeds from the early terminations, inclusive of amounts receivable for previous settlements, totaled $119.3 million. In December 2016, an agreement was reached with our lenders regarding the resumption of hedging activity prior to our emergence from bankruptcy and thus we began entering into new derivative instruments.

Our realized prices are impacted by realized gains and losses resulting from commodity derivatives contracts. The table below presents information about the effects of derivative settlements on realized prices during 2017. We have not presented comparative information for the 2016 periods as such information is not meaningful due to the effect of early terminations of outstanding contracts discussed above.

	Successor	Successor	Predecessor
	Three months ended June 30, 2017	Period from March 22, 2017 through June 30, 2017	Period from January 1, 2017 through March 21, 2017
Oil (per Bbl):
Before derivative settlements	$46.68	$46.66	$50.05
After derivative settlements	$51.76	$52.48	$51.20
Post-settlement to pre-settlement price	110.9%	112.5%	102.3%
Natural gas (per Mcf):
Before derivative settlements	$2.69	$2.65	$3.00
After derivative settlements	$2.80	$2.75	$3.03
Post-settlement to pre-settlement price	104.1%	103.8%	101.0%

The estimated fair values of our oil and natural gas derivative instruments are provided below. The associated carrying values of these instruments are equal to the estimated fair values.

	Successor	Predecessor
	June 30,	December 31,
(in thousands)	2017	2016
Derivative assets (liabilities):
Crude oil derivatives	$35,038	$(9,895)
Natural gas derivatives	1,318	(3,474)

Net derivative assets (liabilities)	$36,356	$(13,369)

The effects of derivative activities on our results of operations and cash flows were as follows for the periods indicated:

	Successor		Predecessor
	Three months ended June 30, 2017		Three months ended June 30, 2016
(in thousands)	Non-cash fair value adjustment	Settlement gains	Non-cash fair value adjustment	Settlement gains
Derivative gains (losses):
Crude oil derivatives	$15,765	$6,269	$(90,953)	$74,760
Natural gas derivatives	1,046	394	(36,731)	31,524

Derivative gains (losses)	$16,811	$6,663	$(127,684)	$106,284

	Successor		Predecessor
	Period from March 22, 2017 through June 30, 2017		Period from January 1, 2017 through March 21, 2017		Six months ended June 30, 2016
(in thousands)	Non-cash fair value adjustment	Settlement gains	Non-cash fair value adjustment	Settlement gains	Non-cash fair value adjustment	Settlement gains
Derivative gains (losses):
Crude oil derivatives	$2,115	$7,961	$42,819	$1,192	$(123,068)	$113,852
Natural gas derivatives	889	394	3,902	93	(40,170)	39,918

Derivative gains (losses)	$3,004	$8,355	$46,721	$1,285	$(163,238)	$153,770

We do not apply hedge accounting to any of our derivative instruments. As a result, all gains and losses associated with our derivative contracts are recognized immediately as “Derivative gains (losses)” in our consolidated statements of operations. The fluctuation in derivative gains (losses) from period to period is due primarily to the significant volatility of oil and natural gas prices and to changes in our outstanding derivative contracts during these periods.

Lease operating expenses

	Successor	Predecessor
	Three months ended June 30, 2017	Three months ended June 30, 2016	Increase (Decrease)	Percent change
Lease operating expenses (in thousands, except per Boe data):
STACK Areas	$3,213	$3,098	$115	3.7%
Active EOR Project Areas	9,079	8,968	111	1.2%
Other	10,767	10,690	77	0.7%

Total lease operating expense	$23,059	$22,756	$303	1.3%

Lease operating expenses per Boe:
STACK Areas	$3.87	$4.37	$(0.50)	(11.4)%
Active EOR Project Areas	$17.43	$17.05	$0.38	2.2%
Other	$13.02	$9.93	$3.09	31.1%

Lease operating expenses per Boe	$10.58	$9.84	$0.74	7.5%

	Successor	Predecessor
	Period from March 22, 2017 through June 30, 2017	Period from January 1, 2017 through March 21, 2017	Six months ended June 30, 2016
Lease operating expenses (in thousands, except per Boe data):
STACK Areas	$3,579	$2,247	$5,622
Active EOR Project Areas	10,548	8,488	18,410
Other	13,191	9,206	22,139

Total lease operating expense	$27,318	$19,941	$46,171

Lease operating expenses per Boe:
STACK Areas	$3.93	$3.43	$3.44
Active EOR Project Areas	$18.22	$19.07	$17.52
Other	$14.38	$13.25	$10.03

Lease operating expenses per Boe	$11.35	$11.10	$9.44

Lease operating costs are sensitive to changes in demand for field equipment, services, and qualified operational personnel, which is driven by demand for oil and natural gas. However, the timing of changes in operating costs may lag behind changes in commodity prices. Our EOR projects are more expensive to operate than traditional industry operations due to the nature of operations along with the costs of recovery and recycling of CO2.

Lease operating expense is not comparable across the time periods presented above in part due to our recognition of bonus expense. Provisions set by the Bankruptcy Court during the pendency of our bankruptcy prevented us from paying bonuses in the ordinary course of business. Pursuant to these provisions, we did not accrue bonuses during 2016 and during the entire pendency of our bankruptcy. Upon emergence, we recognized expense for the entire amount of our 2016 fiscal year bonus (paid in March 2017) as well as accrued a pro rata portion of our 2017 fiscal year bonus. We resumed accruing bonuses in the ordinary course of business during the second quarter of 2017. The bonus expense component of lease operating expense is disclosed in the table below:

	Successor
(in thousands)	Three months ended June 30, 2017	Period from March 22, 2017 through June 30, 2017
Bonus expense	$418	$2,437

Lease operating expense for the three months ended June 30, 2017, of $23.1 million were higher compared to the prior year quarter primarily due to the bonus expense described above. Absent the bonus accrual, lease operating expenses for the three months ended June 30, 2017, were flat compared to the three months ended June 30, 2016.

Lease operating expense for the six months ended June 30, 2017, which were comprised of $27.3 million and $19.9 million for the Successor and Predecessor periods, respectively, were relatively flat compared to the prior year period. Absent the accrual for bonuses, lease operating expense would have been flat for our STACK play and lower for our Active EOR and Other areas. Lease operating expenses for our Active EOR and Other areas decreased as a result of recent shut-ins of higher cost underperforming wells and operational efficiencies. Lease operating expenses for our STACK Areas were flat where the additional costs of oil field goods and services as a result of new wells coming online in 2016 and 2017 were offset by cost savings from improved efficiencies, which resulted in expense being approximately unchanged from period to period. Increased production, improved efficiencies and economies of scale in this area also resulted in a decrease in cost on a Boe basis from 2016 to 2017.

Transportation and processing expenses

	Successor	Predecessor
	Three months ended June 30, 2017	Three months ended June 30, 2016	Increase (Decrease)	Percent change
Transportation and processing expenses (in thousands)	$3,067	$2,185	$882	40.4%

Transportation and processing expenses per Boe	$1.41	$0.95	$0.46	48.4%

	Successor	Predecessor
	Period from March 22, 2017 through June 30, 2017	Period from January 1, 2017 through March 21, 2017	Six months ended June 30, 2016
Transportation and processing expenses (in thousands)	$3,428	$2,034	$4,064

Transportation and processing expenses per Boe	$1.42	$1.13	$0.89

Transportation and processing expenses principally consist of expenditures to prepare and transport production from the wellhead to a specified sales point and processing costs of gas into natural gas liquids. Transportation and processing expenses of $3.1 million for the three months ended June 30, 2017, were higher compared to the three months ended June 30, 2016, as a result of higher per unit costs associated with our non-operated wells and a larger proportion of gas production subject to fee based processing arrangements as opposed to percentage of proceeds (“POP”) arrangements. These factors also similarly impacted our expenses for the six months ended June 30, 2017, comprised of $3.4 million and $2.0 million for the Successor and Predecessor periods, which were higher compared to the six months ended June 30, 2016.

Production taxes (which include severance and valorem taxes)

	Successor	Predecessor
	Three months ended June 30, 2017	Three months ended June 30, 2016	Increase (Decrease)	Percent change
Production taxes (in thousands)	$3,383	$2,882	$501	17.4%

Production taxes per Boe	$1.55	$1.25	$0.30	24.0%

	Successor	Predecessor
	Period from March 22, 2017 through June 30, 2017	Period from January 1, 2017 through March 21, 2017	Six months ended June 30, 2016
Production taxes (in thousands)	$3,699	$2,417	$4,638

Production taxes per Boe	$1.54	$1.35	$1.01

Production taxes on a dollar and per Boe basis for the three months ended for the periods in 2017 and in aggregate for the periods from January 1 – March 21 and March 22 – June 30, 2017, were higher than the periods in 2016 as a result of higher commodity prices which increased revenues.

In May 2017, the Oklahoma legislature passed bills that would effectively increase production taxes on certain producing wells and units in the state. The bills end all production tax rebates for EOR operations and increases the rate on horizontal wells spudded on or prior to July 1, 2015. These bills, which took effect in July 2017, will result in an estimated increase in our production taxes of approximately $1.6 million related to production in our Active EOR Areas and $0.6 million on our horizontal well production for the remaining half of 2017.

Depreciation, depletion and amortization (“DD&A”)

	Successor	Predecessor
	Three months ended June 30, 2017	Three months ended June 30, 2016	Increase (Decrease)	Percent change
DD&A (in thousands):
Oil and natural gas properties	$27,549	$30,230	$(2,681)	(8.9)%
Property and equipment	2,332	1,807	525	29.1%
Accretion of asset retirement obligation	970	927	43	4.6%

Total DD&A	$30,851	$32,964	$(2,113)	(6.4)%

DD&A per Boe:
Oil and natural gas properties	$13.09	$13.48	$(0.39)	(2.9)%
Other fixed assets	$1.07	$0.78	$0.29	37.2%

Total DD&A per Boe	$14.16	$14.26	$(0.10)	(0.7)%

	Successor	Predecessor
	Period from March 22, 2017 through June 30, 2017	Period from January 1, 2017 through March 21, 2017	Six months ended June 30, 2016
DD&A (in thousands):
Oil and natural gas properties	$30,583	$22,193	$59,244
Property and equipment	2,591	1,473	3,682
Accretion of asset retirement obligation	1,091	1,249	1,846

Total DD&A	$34,265	$24,915	$64,772

DD&A per Boe:
Oil and natural gas properties	$13.16	$13.05	$13.30
Other fixed assets	$1.08	$0.82	$0.80

Total DD&A per Boe	$14.24	$13.87	$14.10

We adjust our DD&A rate on oil and natural gas properties each quarter for changes in our estimates of oil and natural gas reserves and costs. Thus, our DD&A rate could change significantly in the future. DD&A is not comparable between Successor and Predecessor periods as a result our implementation of fresh start accounting upon emergence from bankruptcy whereupon the carrying value of our proved oil and gas properties and tangible property on our balance sheet was restated to fair value. The restatement resulted in an increase in the full cost amortization base which impacted the DD&A rate per equivalent unit of production for the period subsequent to March 21, 2017. Notwithstanding a lack of comparability, overall oil and natural gas DD&A was impacted by the production decline compared to the prior year periods, which resulted in lower DD&A during the periods in 2017 compared to the prior year period.

Asset impairments

	Successor	Predecessor
	Three months ended June 30, 2017	Three months ended June 30, 2016	Increase / (Decrease)
Asset impairments (in thousands):
Loss on impairment of other assets	$—	$1,259	$(1,259)
Loss on impairment of oil and natural gas assets	—	203,183	(203,183)

	Successor	Predecessor
	Period from March 22, 2017 through June 30, 2017	Period from January 1, 2017 through March 21, 2017	Six months ended June 30, 2016
Asset impairments (in thousands):
Loss on impairment of other assets	$—	$—	$1,259
Loss on impairment of oil and natural gas assets	—	—	281,079

Oil and natural gas asset impairments. The ceiling test calculation for our oil and natural gas properties dictates that we use the unweighted arithmetic average price of crude oil and natural gas as of the first day of each month for the 12-month period ending on the balance sheet date. The average price utilized in our ceiling test calculation over the past 12 months has generally followed the following pattern:

	Third quarter 2016	Year-end 2016	First quarter 2017	Second quarter 2017
Crude oil ($ per Bbl)	$41.68	$42.75	$47.61	$48.95
Natural gas ($ per MMBtu)	$2.28	$2.49	$2.73	$3.01
Natural gas liquids ($ per Bbl)	$14.03	$13.47	$17.14	$20.07

As discussed above, our application of fresh start accounting to our balance sheet on March 21, 2017, resulted in the carrying value of our oil and natural gas properties being restated based on their fair value. The estimated fresh start fair value along with adjustments for activity between March 21, 2017 and the end of the second quarter of 2017, as well as the increase in SEC average prices from year-end 2016 resulted in carrying values that were below the full cost ceiling at the end of the first and second quarters, and thus ceiling test write-downs have not been required during the first six months of 2017. The ceiling test impairment for the three months and six months ended June 30, 2016, were primarily due to the decrease in SEC prices.

Impairment of other assets. Our impairment loss for 2016 was due to a lower of cost or market adjustment on our equipment inventory.

General and administrative expenses (“G&A”)

	Successor	Predecessor
(in thousands)	Three months ended June 30, 2017	Three months ended June 30, 2016	Increase / (Decrease)	Percent change
G&A and cost reduction initiatives:
Gross G&A expenses	$10,577	$8,474	$2,103	24.8%
Capitalized exploration and development costs	(1,604)	(1,670)	66	(4.0)%

Net G&A expenses	8,973	6,804	2,169	31.9%
Cost reduction initiatives	115	14	101	721.4%
Liability management expenses	—	3,807	(3,807)	(100.0)%

Net G&A, cost reduction initiatives and liability management expenses	$9,088	$10,625	$(1,537)	(14.5)%

Average G&A expense per Boe	$4.12	$2.94	$1.18	40.1%

Average G&A, cost reduction initiatives and liability management expense per Boe	$4.17	$4.60	$(0.43)	(9.3)%

	Successor	Predecessor
(in thousands)	Period from March 22, 2017 through June 30, 2017	Period from January 1, 2017 through March 21, 2017	Six months ended June 30, 2016
G&A and cost reduction initiatives:
Gross G&A	$18,086	$8,117	$16,859
Capitalized exploration and development costs	(3,369)	(1,274)	(3,566)

Net G&A expenses	14,717	6,843	13,293
Cost reduction initiatives	121	629	3,139
Liability management expenses	—	—	9,396

Net G&A, cost reduction initiatives and liability management expenses	$14,838	$7,472	$25,828

Average G&A expense per Boe	$6.12	$3.81	$2.89

Average G&A, cost reduction initiatives and liability management expense per Boe	$6.17	$4.16	$5.62

Net G&A expense is not comparable across the time periods presented above in part due to our recognition of bonus expense. Provisions set by the Bankruptcy Court during the pendency of our bankruptcy prevented us from paying bonuses in the ordinary course of business. Pursuant to these provisions, we did not accrue bonuses during 2016 and during the entire pendency of our bankruptcy. Upon emergence, we recognized expense for the entire amount of our 2016 fiscal year bonus (paid in March 2017) as well as accrued a pro rata portion of our 2017 fiscal year bonus. We resumed bonus accrual in the ordinary course of business during the second quarter of 2017. The bonus expense component of net G&A expense is disclosed in the table below:

	Successor
(in thousands)	Three months ended June 30, 2017	Period from March 22, 2017 through June 30, 2017
Bonus expense, gross	$1,399	$7,980
Less amount capitalized	(114)	(1,693)

Bonus expense, net	$1,285	$6,287

Gross G&A expense for the three months ended June 30, 2017, of $10.6 million was higher than the prior year quarter primarily due to the bonus expense described above, an increase in professional fees and an increase in costs associated with our 2015 Long-Term Cash Incentive Plan (“LTIP”). Professional fees were higher during the current quarter primarily due to costs associated with the preparation and filing of the Registration Statement. LTIP expense increased as a result of an additional award grant made in April 2017. These increases were partially offset by a reduction in salaries and stock-based compensation expense.

Gross G&A expense of $18.1 million and $8.1 million for the periods from March 22 – June 30 and January 1 – March 21, 2017, respectively, was higher in total compared to the prior year period primarily due to the bonus expense described above, an increase in professional fees, an increase in LTIP expense and increased stock-based compensation expense. Professional fees were higher during the current year primarily due to consulting fees and expenses associated with the Registration Statement. LTIP expense increased as a result of an additional award grant made in April 2017. These increases were partially offset by a reduction in salaries.

Capitalized exploration and development costs were relatively flat between the three months ended June 30, 2017 compared to the three months ended June 30, 2016. Total capitalized exploration and development costs of $3.4 million and $1.3 million for the periods from March 22—June 30 and January 1 – March 21, 2017, respectively, increased compared to the six months ended June 30, 2016, primarily due to the impact of the bonus adjustment described above.

Cost reduction initiatives include expenses related to our efforts to reduce our capital, operating and administrative costs in response to the deterioration of commodity prices. We implemented workforce reductions during both the current year and prior year periods and therefore recorded one-time severance and termination benefits in connection with the layoffs. The remaining cost reduction expense is a result of professional services we engaged to assist in these initiatives as follows (in thousands):

	Successor	Predecessor
	Three months ended June 30, 2017	Three months ended June 30, 2016
One-time severance and termination benefits	$111	$—
Professional fees	4	14

Total cost reduction initiatives expense	$115	$14

	Successor	Predecessor
	Period from	Period from
	March 22, 2017	January 1, 2017	Six months
	through	through	ended
	June 30, 2017	March 21, 2017	June 30, 2016
One-time severance and termination benefits	$112	$608	$3,036
Professional fees	9	21	103

Total cost reduction initiatives expense	$121	$629	$3,139

Liability management expenses include third party legal and professional service fees incurred from our activities to restructure our debt and in preparation for our bankruptcy petition. Such costs, to the extent that they were incremental and directly related to our bankruptcy, were recorded as “Reorganization items, net” on our consolidated statement of operations subsequent to the Petition Date.

Income taxes

The income tax expense that was recognized for the Predecessor and Successor periods in our consolidated statement of operations is a result of current Texas margin tax on gross revenues less certain deductions. We did not record any net deferred tax benefit in the Predecessor and Successor periods in 2017 as any deferred tax asset arising from the benefit is reduced by a valuation allowance. Please see “Note 10—Income Taxes” in Item 8. Financial Statement and Supplementary Data of our Annual Report on Form 10-K for the year ended December 31, 2016, which contains additional information about our income taxes.

Other income and expenses

Interest expense. The following table presents interest expense for the periods indicated:

	Successor	Predecessor
(in thousands)	Three months ended June 30, 2017	Three months ended June 30, 2016
New Credit Facility	$1,487	$—
New Term Loan including amortization of discount	3,465	—
Senior Notes	—	10,965
Prior Credit Facility	—	8,908
Bank fees, other interest and amortization of issuance costs	640	903
Capitalized interest	(541)	(623)

Total interest expense	$5,051	$20,153

Average borrowings (including amounts subject to compromise)	$303,845	$1,782,051

	Successor	Predecessor
(in thousands)	Period from March 22, 2017 through June 30, 2017	Period from January 1, 2017 through March 21, 2017	Six months ended June 30, 2016
New Credit Facility	$1,701	$—	$—
New Term Loan including amortization of discount	3,912	—	—
Senior Notes	—	—	36,902
Prior Credit Facility	—	5,193	12,329
Bank fees, other interest and amortization of issuance costs	683	917	2,275
Capitalized interest	(595)	(248)	(1,699)

Total interest expense	$5,701	$5,862	$49,807

Average borrowings (including amounts subject to compromise)	$301,877	$1,678,870	$1,754,397

Total interest expense is not comparable across the time periods disclosed above. During the three months ended June 30, 2017 and from March 22 to June 30, 2017, we incurred interest related to our New Term Loan and New Revolver whereas these facilities had not been established prior to our emergence from bankruptcy. During the period from January 1 to March 21, 2017, we incurred interest related to our Prior Credit Facility but did not record any interest on our Senior Notes as we ceased accruing interest on our Senior Notes upon the filing of our bankruptcy petition. During the three and six months ended June 30, 2016, we incurred interest related to our Senior Notes and Prior Credit Facility.

Interest expense in 2017 which included $5.1 million, $5.7 million and $5.9 million for three months ended June 30, 2017, the period from March 22 – June 30, 2017 and the period from January 1 – March 21, 2017, respectively, was lower than comparable periods in 2016 primarily due to lower debt balances and the absence of interest expense on the Senior Notes in the current year periods. We also had a reduction in capitalized interest due to the lower carrying amount of unevaluated purchased non-producing leasehold subsequent to the leasehold impairments recorded in 2016. As a result of applying fresh start accounting upon our emergence from bankruptcy, the carrying value of our unevaluated non-producing leasehold was significantly increased to reflect the fair value of our acreage in the STACK. In future periods subsequent to the adoption of fresh start accounting, we will not be capitalizing interest related to the fresh start gross up of the carrying value of unevaluated acreage as capitalized interest will only be calculated based on the carrying value of actual purchased leasehold.

Senior Notes issuance costs, discount and premium. In March 2016, we wrote off the remaining unamortized issuance costs, premium and discount related to our Senior Notes for a net charge of approximately $17.0 million. These deferred items are typically amortized over the life of the corresponding bond. However, as a result of not paying the interest due on our 2021 Senior Notes by the end of our 30-day grace period on March 31, 2016, we triggered an Event of Default on our Senior Notes. While uncured, the Event of Default effectively allowed the lender to demand immediate repayment, thus shortening the life of our Senior Notes to the current period. As a result, we wrote off the remaining balance of unamortized issuance costs, premium and discount.

Reorganization items

Reorganization items reflect, where applicable, expenses, gains and losses incurred that are incremental and a direct result of the reorganization of the business. As a result of our emergence from bankruptcy, we have also recorded gains on the settlement of liabilities subject to compromise and gains from restating our balance sheet to fair values under fresh start accounting. These adjustments are discussed in “Note 3—Fresh start accounting” in Item 1. Financial Statements of this report. These costs, which are presented below, are expected to significantly affect our results of operations (in thousands):

	Successor	Predecessor
	Three months	Three months
	ended	ended
	June 30, 2017	June 30, 2016
Professional fees	$1,070	$5,355

Total reorganization items	$1,070	$5,355

	Successor	Predecessor
	Period from	Period from
	March 22, 2017	January 1, 2017	Six months
	through	through	ended
	June 30, 2017	March 21, 2017	June 30, 2016
Gains on the settlement of liabilities subject to compromise	$—	$(372,093)	$—
Fresh start accounting adjustments	—	(641,684)	—
Professional fees	1,690	18,790	5,355
Rejection of employment contracts	—	4,573	—
Write off unamortized issuance costs on Prior Credit Facility	—	1,687	—

Total reorganization items	$1,690	$(988,727)	$5,355

Liquidity and capital resources

Historically, our primary sources of liquidity have been cash generated from our operations, borrowings under our credit facility, private equity sales and proceeds from asset dispositions. Our primary use of cash flow has been to fund capital expenditures used to develop our oil and natural gas activities and to meet day-to day operating expenses. Upon emergence from bankruptcy, our primary sources of liquidity are cash flows from operations, borrowings under our New Credit Facility and proceeds from derivative settlements. Other potential sources of liquidity in the next twelve months include proceeds from sales of non-core assets. Our cash balance as of June 30, 2017, was $17.3 million and we had borrowing availability under our New Revolver of $86.2 million. As of August 9, 2017, our cash balance was approximately $23.2 million with $153.0 million outstanding on our New Revolver and borrowing availability of $71.2 million. We believe that we have sufficient liquidity to fund our capital expenditures and day to day operations for the next 12 months.

Our cash flows from operating activities are subject to significant volatility due to changes in commodity prices for our crude oil, NGL and natural gas products, as well as variations in our production. The prices for these commodities are driven by a number of factors beyond our control, including global and regional product supply and demand, weather, product distribution, refining and processing capacity and other supply chain dynamics, among other factors. The level of our hedging activity and duration of the instruments employed depend on our desired cash flow protection, available hedge prices, the magnitude of our capital program and our operating strategy. We currently have derivative contracts in place for oil and natural gas production in 2017, 2018 and 2019 (see Item 3. Quantitative and Qualitative Disclosures About Market Risk).

Sources and uses of cash

Our net change in cash is summarized as follows:

	Successor	Predecessor
(in thousands)	Period from March 22, 2017 through June 30, 2017	Period from January 1, 2017 through March 21, 2017	Six months ended June 30, 2016
Cash flows (used in) provided by operating activities	$6,491	$14,385	$(8,565)
Cash flows used in investing activities	(50,914)	(28,010)	(13,567)
Cash flows (used in) provided by financing activities	16,567	(127,732)	178,670

Net (decrease) increase in cash during the period	$(27,856)	$(141,357)	$156,538

Our cash flows from operating activities is derived substantially from the production and sale of oil and natural gas. Our cash flows from operating activities for the six months ended June 30, 2017, which included inflows of $6.5 million for Successor period and $14.4 million for the Predecessor period, increased over the prior year as a result of an increase in revenues and lower interest payments in the current year coupled with a paydown of payables in the prior year. These increases were partially offset by the additional expenses related to our capital restructuring and bankruptcy.

When available, we use the net cash provided by operations to partially fund our acquisition, exploration and development activities. With limited cash flows from operating activities due to low commodity prices, our capital expenditures in 2017 were also funded by the settlements of our derivative contracts, borrowings under our New Revolver and cash on hand.

Our cash flows from investing activities is comprised primarily of cash inflows from asset dispositions and derivative settlement receipts offset by cash outflows for capital expenditures and derivative settlement payments.

Our actual costs incurred, including costs that we have accrued for during the six months ended June 30, 2017, and our budgeted 2017 capital expenditures for oil and natural gas properties are summarized in the table below.

	Successor	Predecessor
(in thousands)	Period from March 22, 2017 through June 30, 2017	Period from January 1, 2017 through March 21, 2017	2017 Capital Expenditures Budget (1) (2)
Acquisitions	$16,136	$3,431	24,000
Drilling	45,684	20,754	116,000
Enhancements	9,097	6,821	32,000
Pipeline and field infrastructure	2,711	3,015	6,000
CO2 purchases	3,814	3,308	13,000

Total	$77,442	$37,329	$191,000

Operational area:
STACK	60,756	25,467	139,000
Active EOR Areas	14,418	9,707	39,000
Other	2,268	2,155	13,000

Total	$77,442	$37,329	$191,000

(1)	The amount allocated to our EOR project areas includes enhancements of $20.0 million, pipeline and field infrastructure of $6.0 million and CO2 purchases of $13.0 million. In addition to the amounts disclosed in this table, an additional $1.9 million has been allocated to purchase other equipment and property.
(2)	Budget categories presented include allocations of capitalized interest and general and administrative expenses.

We have increased our 2017 capital budget, previously set at $145.9 million, to a range of $185 million to $200 million due to increased activity in our STACK play. The increased capital budget is a result of the success of our operated drilling program where we will increase the number of operated wells drilled, increased activity from other STACK operators resulting in an increase of our outside operated drilling and completion expenditures and cost inflationary pressures. In addition, we have expanded our leasehold acquisition budget as we have been successful in acquiring STACK acreage in our core operating areas at attractive prices and we have taken advantage of that opportunity. We plan to fund our capital budget with a combination of cash flows from operations, borrowings under our credit facility and proceeds from the sale of non-core assets of approximately $25 million to $30 million.

Net cash used in investing activities during the Successor period from March 22 – June 30, 2017 was comprised of cash outflows for capital expenditure of $61.2 million partially offset by cash inflows from derivative settlement receipts of $8.4 million and from asset sales of $1.9 million. Net cash used in investing activities during the Predecessor period from January 1 to March 21, 2017, was comprised of cash outflows for capital expenditure of $31.2 million partially offset by cash inflows from derivative settlement receipts of $1.3 million and from asset sales of $1.9 million. Net cash used investing activities during the six months ended June 30, 2016, of the Predecessor, was comprised primarily of cash outflows for capital expenditure of $88.9 million partially offset by cash inflows from derivative settlement receipts of $74.8 million and from asset sales of $0.5 million.

Cash flows from financing activities during the Successor period from March 22 to June 30, 2017, is comprised primarily of cash inflows of $18.0 million from borrowings under our New Revolver partially offset by repayments of $1.4 million on debt and capital leases. Cash flows used in financing activities during the Predecessor period from January 1 to March 21, 2017, is comprised primarily of cash outflows for repayments of debt and capital leases of $445.4 million and payment of $2.4 million in debt issuance costs partially offset by cash inflows of $270.0 million from new borrowings and $50.0 million from the issuance of equity. The large repayments and borrowings of debt during the Predecessor period in 2017 reflect the extinguishment of our Prior Credit Facility and establishment of our New Credit Facility pursuant to our Reorganization Plan. Cash flows from financing activities during the six months ended June 30, 2016 included borrowings of $181.0 million on our debt and repayments of $2.3 million on our debt and capital leases.

Indebtedness

Debt consists of the following as of the dates indicated:

	Successor	Predecessor
	June 30,	December 31,
(in thousands)	2017	2016 (1)
New Revolver	$138,000	$—
New Term Loan, net of $698 of discount as of June 30, 2017	148,869	—
Prior Credit Facility	—	444,440
Real estate and equipment notes	9,397	10,029
Capital lease obligations	15,665	16,946
Unamortized debt issuance costs	(1,546)	(2,303)

	$310,385	$469,112

(1)	Senior Notes have not been included in this table as they were classified as “Liabilities subject to compromise.”

Liabilities subject to compromise

The following table summarizes the components of “Liabilities subject to compromise” included on our Consolidated Balance Sheet immediately prior to emergence on March 21, 2017:

(in thousands)	March 21, 2017
Accounts payable and accrued liabilities	$6,687
Accrued payroll and benefits payable	3,949
Revenue distribution payable	3,050
Senior Notes and associated accrued interest	1,267,410

Liabilities subject to compromise	$1,281,096

As discussed earlier, claims from the Senior Notes and associated interest along with approximately $2.4 million in general unsecured claims were settled upon emergence through the issuance of Successor common stock. The remaining claims were either paid or reinstated in full.

Credit facilities

Our Prior Credit Facility, previously consisting of a senior secured revolving credit facility with an outstanding balance of $444 million prior to emergence, was restructured into a New Credit Facility consisting of the New Revolver and New Term Loan. On the Effective Date, the entire balance on the Prior Credit Facility was repaid while we received gross proceeds, before lender fees, representing the opening balances on our New Revolver of $120 million and a New Term Loan of $150 million.

New Term Loan. The loan, which is collateralized by our oil and natural gas properties, is scheduled to mature on March 21, 2021. Interest on the outstanding amount of the New Term Loan will accrue at an interest rate equal to either: (a) the Alternate Base Rate (as defined in the New Credit Facility) plus a 6.75% margin or (b) the Adjusted LIBO Rate (as defined in the New Credit Facility), plus a 7.75% margin with a 1.00% floor on the Adjusted LIBO Rate. We are required to make scheduled, mandatory principal payments in the amount of $1.2 million in calendar 2017, $1.5 million in 2018, $3.8 million in 2019 and $6.8 million in 2020 with the remaining outstanding balance due upon maturity.

New Revolver. The New Revolver is a $400.0 million facility collateralized by our oil and natural gas properties and is scheduled to mature on March 21, 2021. Availability under our New Revolver is subject to a borrowing base based on the value of our oil and natural gas properties and set by the banks semi-annually on May 1 and November 1 of each year. In addition, the lenders may request a borrowing base redetermination once between each scheduled redetermination or upon the occurrence of certain specified events. The banks establish a borrowing base by making an estimate of the collateral value of our oil and natural gas properties. If oil and natural gas prices decrease from the amounts used in estimating the collateral value of our oil and natural gas properties, the borrowing base may be reduced, thus reducing funds available under the borrowing base. The initial borrowing base on the Effective Date was $225.0 million and the first borrowing base redetermination has been set for on or about May 1, 2018.

Interest on the outstanding amounts under the New Revolver will accrue at an interest rate equal to either (i) the Alternative Base Rate plus a margin that ranges between 2.00% to 3.00% depending on utilization or (ii) the Adjusted LIBO Rate applicable to one, two three or six month borrowings plus a margin that ranges between 3.00% to 4.00% depending on utilization. In the case that an Event of Default (as defined under the New Credit Facility) occurs, the applicable rate while in default will be the Alternative Base Rate plus an additional 2.00% and plus the applicable margin.

Commitment fees of 0.50% accrue on the unused portion of the borrowing base amount, based on the utilization percentage, and are included as a component of interest expense. We generally have the right to make prepayments of the borrowings at any time without penalty or premium. Letter of credit fees will accrue at 0.125% plus the margin used to determine the interest rate applicable to New Revolver borrowings that are based on Adjusted LIBO Rate.

If the outstanding borrowings under our New Revolver were to exceed the borrowing base as a result of a redetermination, we would be required to eliminate this deficiency. Within 10 days after receiving notice of the new borrowing base, we would be required to make an election: (1) to repay the deficiency in a lump sum within 45 days or (2) commencing within 45 days to repay the deficiency in equal monthly installments over a six -month period or (3) to submit within 45 days additional oil and gas properties we own for consideration in connection with the determination of the borrowing base sufficient to eliminate the deficiency.

The New Credit Facility contains certain thresholds on the amount of oil and gas properties that can be disposed of within a specified timeframe before triggering mandatory prepayments. Upon the consummation of a Triggering Disposition (as defined in the New Credit Facility) the borrowing base will be automatically decreased by an amount equal to the borrowing base value assigned to the oil and gas properties disposed of. Additionally, 100% of the net proceeds received from the Triggering Disposition would be required to be used to prepay the New Term Loan minus any amounts required to cure a borrowing base deficiency from the decrease in the borrowing base.

The New Credit Facility contain covenants and events of default customary for oil and natural gas reserve-based lending facilities including restrictions on additional debt, guarantees, liens, restricted payments, investments and hedging activity. Additionally, our New Credit Facility specifies events of default, including non-payment, breach of warranty, non-performance of covenants, default on other indebtedness or swap agreements, certain adverse judgments, bankruptcy events and change of control, among others. The financial covenants require that we maintain: (1) a Current Ratio (as defined in the New Credit Facility) of no less than 1.00 to 1.00, (2) an Asset Coverage Ratio (as defined in the New Credit Facility) of no less than 1.35 to 1.00, (3) Liquidity (as defined in the New Credit Facility) of at least $25.0 million and (4) a Ratio Total Debt to EBITDAX (as defined in the New Credit Facility) of no greater than 3.5 to 1.0 calculated on a trailing four-quarter basis. We are required to comply with these covenants for each fiscal quarter ending on and after March 31, 2017, except for the Asset Coverage Ratio, for which compliance is required semiannually. We were in compliance with our financial covenants under the New Credit Facility as of June 30, 2017.

Capital leases

During 2013, we entered into lease financing agreements with U.S. Bank National Association for $24.5 million through the sale and subsequent leaseback of existing compressors owned by us. The lease financing obligations are for 84-month terms and include the option to purchase the equipment for a specified price at 72 months as well as an option to purchase the equipment at the end of the lease term for its then-current fair market value. Lease payments related to the equipment are recognized as principal and interest expense based on a weighted average implicit interest rate of 3.8%. Minimum lease payments are $3.2 million annually.

Contractual obligations

We have numerous contractual commitments in the ordinary course of business including debt service requirements, operating leases, capital leases and purchase obligations. Our operating leases primarily relate to CO2 recycle compressors at our EOR facilities and office equipment while our capital leases are related to the sale and subsequent leaseback of compressors. Our purchase obligations primarily relate to contracts for the purchase of CO2 and drilling rig services.

Other than changes to our credit facility and the discharge of our Senior Notes and certain general unsecured claims pursuant our Reorganization Plan, the only other material change to our contractual commitments since December 31, 2016, relates to our contracts for drilling rig services. As of June 30, 2017, our obligations under our drilling rig contracts were approximately $3.1 million.

Off-balance sheet arrangements

Our off-balance sheet arrangements as of June 30, 2017, include warrants to purchase 140,023 shares of Successor common stock with an exercise price of $36.78 per share and expiring on June 30, 2018. These warrants embody a contract that would have been accounted for as a derivative instrument except that they are both indexed to our own stock and classified in stockholders equity.

Financial position

Although not directly comparable between Successor and Predecessor, we believe that the following discussion of material changes in our balance sheet may be useful:

	Successor	Predecessor
	June 30,	December 31,
(in thousands)	2017	2016	Change
Assets
Cash and cash equivalents	$17,267	$186,480	$(169,213)
Accounts receivable, net	59,901	46,226	13,675
Derivative instruments	36,356	—	36,356
Property and equipment	53,902	41,347	12,555
Total oil and natural gas properties	1,236,039	555,184	680,855
Liabilities
Accounts payable and accrued liabilities	64,495	42,442	22,053
Long-term debt and capital leases, classified as current	4,813	469,112	(464,299)
Long-term debt and capital leases, less current maturities	305,572	—	305,572
Derivative instruments	—	13,369	(13,369)
Liabilities subject to compromise	—	1,284,144	(1,284,144)
Total stockholders’ equity (deficit)	950,745	(1,042,153)	1,992,898

•	The decrease in cash is primarily due to repayments to extinguish the Prior Credit Facility and funding of capital expenditures was partially offset by proceeds from the New Credit Facility and our rights offering.

•	Accounts receivable increased as result of an increase in joint interest billings from our capital program and expected settlements from our commodity derivatives.

•	Derivative instruments reverted from a net liability to a net asset as a result of the decrease in strip prices of oil and natural gas relative to year-end 2016.

•	The increase to property and equipment was primarily due to a fair value gross up as a result of adopting fresh start accounting.

•	The increase to oil and natural gas properties was primarily due to a fair value gross up as a result of adopting fresh start accounting and to a lesser extent, due to capital expenditures in the current year. See “Note 3 — Fresh start accounting” in Item 1. Financial Statements of this report.

•	Accounts payable and accrued liabilities are higher as a result of accruals for capital expenditures in the current year.

•	Long term debt was lower in total due to the extinguishment of the Prior Credit Facility which was partially offset by new borrowings under the New Credit Facility. Furthermore, all long term debt was previously classified as current due to the potential acceleration from being in default while in bankruptcy. Upon emergence, debt is classified as current vs. noncurrent according to scheduled repayments.

•	Liabilities subject to compromise have been settled pursuant to the provisions under our Reorganization Plan by exchange of equity, payment or reinstatement.

•	Total stockholders’ equity increased as a result of the exchange of debt for equity under our Reorganization Plan, the gain from settlement of our liabilities subject to compromise and the gain from our fresh-start accounting adjustments.

Non-GAAP financial measure and reconciliation

Adjusted EBITDA is used as a supplemental financial measurement in the evaluation of our business and should not be considered as an alternative to net income, as an indicator of our operating performance, as an alternative to cash flows from operating activities, or as a measure of liquidity. Adjusted EBITDA is not defined under GAAP and, accordingly, it may not be a comparable measurement to those used by other companies.

We define adjusted EBITDA as net income, adjusted to exclude (1) asset impairments, (2) interest and other financing costs, net of capitalized interest, (3) income taxes, (4) depreciation, depletion and amortization, (5) non-cash change in fair value of non-hedge derivative instruments, (6) interest income, (7) stock-based compensation expense, (8) gain or loss on disposed assets, (9) upfront premiums paid on settled derivative contracts, (10) impairment charges, (11) other significant, unusual non-cash charges, (12) proceeds from any early monetization of derivative contracts with a scheduled maturity date more than 12 months following the date of such monetization—this exclusion is consistent with our prior treatment, for EBITDA reporting, of any large monetization of derivative contracts and (13) certain expenses related to our cost reduction initiatives, reorganization and fresh start accounting activities for which our lenders have permitted us to exclude when calculating covenant compliance based on the prevailing provisions under our credit facility at that time.

The following tables provide a reconciliation of net income (loss) to adjusted EBITDA for the specified periods:

	Successor	Predecessor
(in thousands)	Three months ended June 30, 2017	Three months ended June 30, 2016
Net income (loss)	$21,365	$(256,654)
Interest expense	5,051	20,153
Income tax expense	37	92
Depreciation, depletion, and amortization	30,851	32,964
Non-cash change in fair value of derivative instruments	(16,811)	127,684
Upfront premiums paid on settled derivative contracts	—	(15,290)
Proceeds from monetization of derivatives with a scheduled maturity date more than 12 months from the monetization date excluded from EBITDA	—	(12,810)
Interest income	(5)	(61)
Stock-based compensation expense	—	306
Loss on sale of assets	863	1
Loss on impairment of assets	—	204,442
Restructuring, reorganization and other	1,185	14

Adjusted EBITDA	$42,536	$100,841

	Successor	Predecessor
(in thousands)	Period from March 22, 2017 through June 30, 2017	Period from January 1, 2017 through March 21, 2017	Six months ended June 30, 2016
Net income (loss)	$1,682	$1,041,959	$(395,060)
Interest expense	5,701	5,862	49,807
Income tax expense	38	37	224
Depreciation, depletion, and amortization	34,265	24,915	64,772
Non-cash change in fair value of derivative instruments	(3,004)	(46,721)	163,238
Gain on settlement of liabilities subject to compromise	—	(372,093)	—
Fresh start accounting adjustments	—	(641,684)	—
Upfront premiums paid on settled derivative contracts	—	—	(20,608)
Proceeds from monetization of derivatives with a scheduled maturity date more than 12 months from the monetization date excluded from EBITDA	—	—	(12,810)
Interest income	(5)	(133)	(90)
Stock-based compensation expense	—	155	(717)
Loss (gain) on sale of assets	863	(206)	(66)
Loss on impairment of assets	—	—	282,338
Write-off of debt issuance costs, discount and premium	—	1,687	16,970
Restructuring, reorganization and other	1,811	24,297	3,139

Adjusted EBITDA	$41,351	$38,075	$151,137

Our New Credit Facility requires us to maintain a current ratio, as defined in New Credit Facility, of not less than 1.0 to 1.0. The definition of current assets and current liabilities used for determination of the current ratio computed for loan compliance purposes differs from current assets and current liabilities determined in compliance with GAAP. Since compliance with financial covenants is a material requirement under our New Credit Facility, we consider the current ratio calculated under our New Credit Facility to be a useful measure of our liquidity because it includes the funds available to us under our Credit Facility and is not affected by the volatility in working capital caused by changes in the fair value of derivatives. The following table discloses the current ratio for our loan compliance compared to the ratio calculated per GAAP:

(dollars in thousands)	June 30, 2017
Current assets per GAAP	$108,409
Plus—Availability under New Revolver	86,172
Less—Short-term derivative instruments	(23,275)

Current assets as adjusted	$171,306

Current liabilities per GAAP	$92,630
Less—Current asset retirement obligation	(7,184)
Less—Current maturities of long term debt	(4,813)

Current liabilities as adjusted	$80,633

Current ratio per GAAP	1.17

Current ratio for loan compliance (1)	2.12

(1)	The Company did not provide financial covenant calculations to our credit facility lender during bankruptcy while our debt was in default, hence the ratio as of December 31, 2016, is not disclosed.

Critical accounting policies

For a discussion of our critical accounting policies, which remain unchanged, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations “ in our Annual Report on Form 10-K for the year ended December 31, 2016.

Also see the footnote disclosures included in “Note 1—Nature of operations and summary of significant accounting policies” in Item 1. Financial Statements of this report.

Recent accounting pronouncements

See recently adopted and issued accounting standards in “Note 1—Nature of operations and summary of significant accounting policies” in Item 1. Financial Statements of this report.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Commodity prices. Our financial condition, results of operations and capital resources are highly dependent upon the prevailing market prices of, and demand for, oil and natural gas. These commodity prices are subject to wide fluctuations and market uncertainties due to a variety of factors that are beyond our control. We cannot predict future oil and natural gas prices with any degree of certainty. Sustained declines in oil and natural gas prices may adversely affect our financial condition and results of operations, and may also reduce the amount of net oil and natural gas reserves that we can produce economically. Any reduction in reserves, including reductions due to price fluctuations, can reduce our borrowing base under our New Credit Facility and adversely affect our liquidity and our ability to obtain capital for our acquisition, exploration and development activities. Based on our production for the six months ended June 30, 2017, our gross revenues from oil and natural gas sales would change approximately $3.0 million for each $1.00 change in oil and natural gas liquid prices and $0.7 million for each $0.10 change in natural gas prices.

To mitigate a portion of our exposure to fluctuations in commodity prices, we enter into various types of derivative instruments, which in the past have included commodity price swaps, collars, put options, enhanced swaps and basis protection swaps. We do not apply hedge accounting to any of our derivative instruments. As a result, all gains and losses associated with our derivative contracts are recognized immediately as “Derivative gains (losses)” in the consolidated statements of operations. This can have a significant impact on our results of operations due to the volatility of the underlying commodity prices. Please see “Note 6—Derivative instruments” in “Item 1. Financial statements” of this report for further discussion of our derivative instruments.

Derivative positions are adjusted in response to changes in prices and market conditions as part of an ongoing dynamic process. We review our derivative positions continuously and if future market conditions change, we may execute a cash settlement with our counterparty, restructure the position, or enter into a new swap that effectively reverses the current position (a counter-swap). The factors we consider in closing or restructuring a position before the settlement date are identical to those reviewed when deciding to enter into the original derivative position.

The fair value of our outstanding derivative instruments at June 30, 2017, was a net asset of $36.4 million. Based on our outstanding derivative instruments as of June 30, 2017, summarized below, a 10% increase in the June 30, 2017, forward curves used to mark-to-market our derivative instruments would have decreased our position to a net asset of $7.5 million, while a 10% decrease would have increased our net asset position to $65.2 million.

Our outstanding oil derivative instruments as of June 30, 2017, are summarized below:

		Weighted average fixed price per Bbl
Period and type of contract	Volume MBbls	Swaps	Purchased puts	Sold calls
July - September 2017
Oil swaps	883	$54.97	$—	$—
October - December 2017
Oil swaps	883	$54.97	$—	$—
January - March 2018
Oil swaps	540	$54.92	$—	$—
Oil collars	45	$—	$50.00	$60.50
April - June 2018
Oil swaps	546	$54.92	$—	$—
Oil collars	46	$—	$50.00	$60.50
July - September 2018
Oil swaps	515	$54.92	$—	$—
Oil collars	46	$—	$50.00	$60.50
October - December 2018
Oil swaps	515	$54.92	$—	$—
Oil collars	46	$—	$50.00	$60.50
January - March 2019
Oil swaps	333	$54.26	$—	$—
April - June 2019
Oil swaps	337	$54.26	$—	$—
July - September 2019
Oil swaps	321	$54.26	$—	$—
October - December 2019
Oil swaps	321	$54.26	$—	$—

Our outstanding natural gas derivative instruments as of June 30, 2017, are summarized below:

Period and type of contract	Volume BBtu	Weighted average fixed price per MMBtu
July - September 2017
Natural gas swaps	2,342	$3.34
October - December 2017
Natural gas swaps	2,250	$3.33
January - March 2018
Natural gas swaps	1,530	$3.03
April - June 2018
Natural gas swaps	1,433	$3.03
July - September 2018
Natural gas swaps	1,449	$3.03
October - December 2018
Natural gas swaps	1,449	$3.03
January - March 2019
Natural gas swaps	819	$2.86
April - June 2019
Natural gas swaps	828	$2.86
July - September 2019
Natural gas swaps	838	$2.86
October - December 2019
Natural gas swaps	837	$2.86

Interest rates. As of June 30, 2017, borrowings bear interest at the Adjusted LIBO Rate, as defined under the New Credit Facility, plus the applicable margin. Any increases in these rates can have an adverse impact on our results of operations and cash flow. Assuming a constant debt level of $287.6 million, equal to the balance under our New Credit Facility as of June 30, 2017, the cash flow impact for a 12-month period resulting from a 100 basis point change in interest rates would be $2.9 million.

ITEM 4. CONTROLS AND PROCEDURES

Disclosure controls and procedures

As required by Rule 13a-15(b) of the Exchange Act, we have evaluated, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Form 10-Q. Our disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Based upon the evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were effective as of June 30, 2017, at the reasonable assurance level.

Changes in Internal control over financial reporting

There have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We may make changes in our internal control procedures from time to time.

PART II—OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

Please see “Note 10—Commitments and contingencies” in Item 1. Financial Statements of this report for a discussion of our material legal proceedings. In our opinion, there are no other material pending legal proceedings to which we are a party or of which any of our property is the subject. However, due to the nature of our business, certain legal or administrative proceedings may arise from time to time in the ordinary course of business. While the outcome of these legal matters cannot be predicted with certainty, we do not expect them to have a material adverse effect on our financial condition, results of operations or cash flows.

ITEM 1A. RISK FACTORS

During 2017, there have been no material changes in our risk factors disclosed in Part I, Item 1A. Risk Factors in our Annual Report on Form 10-K for the year ended December 31, 2016, and in Part II, Item 1A. Risk Factors in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, except for the following:

We may be subject to risks in connection with acquisitions and divestitures.

In the future we may make acquisitions of businesses that complement or expand our current business. We may not be able to identify attractive acquisition opportunities. Even if we do identify attractive acquisition opportunities, we may not be able to complete the acquisition or do so on commercially acceptable terms. As a result, our acquisition activities may not be successful, which may hinder our replacement of reserves and adversely affect our results of operations.

In addition, we may sell non-core assets in order to increase capital resources available for other core assets and to create organizational and operational efficiencies. We may also occasionally sell interests in core assets for the purpose of accelerating the development and increasing efficiencies in such core assets. Various factors could materially affect our ability to dispose of such assets, including the approvals of governmental agencies or third parties and the availability of purchasers willing to acquire the assets with terms we deem acceptable.

The market price of our common stock is volatile.

The trading price of our common stock and the price at which we may sell common stock in the future are subject to large fluctuations in response to any of the following:

•	consequences of our reorganization under Chapter 11 of the U.S. Bankruptcy Code, from which we emerged on March 21, 2017;

•	limited trading volume in our common stock;

•	variations in operating results;

•	our involvement in litigation;

•	general U.S. or worldwide financial market conditions;

•	conditions impacting the prices of oil and gas;

•	announcements by us and our competitors;

•	our liquidity and access to capital;

•	our ability to raise additional funds;

•	events impacting the energy industry;

•	lack of trading market;

•	changes in government regulations; and

•	other events.

There is a limited trading market for our securities and the market price of our securities is subject to volatility.

Upon our emergence from bankruptcy, our old common stock was cancelled and we issued new common stock. Our common stock is not listed on any national or regional securities exchange. The market price of our common stock could be subject to wide fluctuations in response to, and the level of trading that develops with our common stock may be affected by, numerous factors, many of which are beyond our control. These factors include, among other things, our new capital structure as a result of the transactions contemplated by the Reorganization Plan, our limited trading history subsequent to our emergence from bankruptcy, our limited trading volume, the concentration of holdings of our common stock, the lack of comparable historical financial information due to our adoption of fresh start accounting, actual or anticipated variations in our operating results and cash flow, the nature and content of our earnings releases, announcements or events that impact our products, customers, competitors or markets, business conditions in our markets and the general state of the securities markets and the market for energy-related stocks, as well as general economic and market conditions and other factors that may affect our future results, including those described under this “Risk Factors” and elsewhere in this report. No assurance can be given that an active market will develop for the common stock or as to the liquidity of the trading market for the common stock. The common stock may be traded only infrequently in transactions arranged through brokers or otherwise, and reliable market quotations may not be available. Holders of our common stock may experience difficulty in reselling, or an inability to sell, their shares. In addition, if an active trading market does not develop or is not maintained, significant sales of our common stock, or the expectation of these sales, could materially and adversely affect the market price of our common stock.

There is currently no active public trading market for our Class A common stock or our Class B common stock. Therefore, the holders of our common stock may be unable to liquidate their investment in our common stock.

Our Class A common stock is quoted on the OTCQB tier of the OTC Markets Group Inc. under the symbol “CHPE”. Although our Class A common stock is quoted on the OTCQB, trading has been irregular and with low volumes and therefore the market price of our Class A common stock may be difficult to ascertain. Our Class B common stock is not listed or quoted on the OTCQB or any other stock exchange or quotation system, and we have not applied for such listing. Further, in the event we were to seek such listing, there is no guarantee that any established securities exchange or quotation system would accept any of our Class B common stock for listing. As a result, investors in our securities may not be able to resell their shares at or above the purchase price paid by them or may not be able to resell them at all.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES

Please see “Note 2—Chapter 11 reorganization” in Item 1. Financial Statements of this report for a discussion of our default upon senior securities.

ITEM 5. OTHER INFORMATION

None.

ITEM 6. EXHIBITS

The exhibits listed below in the Exhibit Index, following the Signatures page, are filed, furnished or incorporated by reference pursuant to the requirements of Item 601 of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CHAPARRAL ENERGY, INC.

By:	/s/ K. Earl Reynolds
Name:	K. Earl Reynolds
Title:	Chief Executive Officer
(Principal Executive Officer)

By:	/s/ Joseph O. Evans
Name:	Joseph O. Evans
Title:	Chief Financial Officer and Executive Vice President
(Principal Financial Officer and Principal Accounting Officer)

Date: August 14, 2017

EXHIBIT INDEX

Exhibit No.	Description

3.1*	Third Amended and Restated Certificate of Incorporation of Chaparral Energy, Inc. (Incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed on March 27, 2017)

3.2*	Amended and Restated Bylaws of Chaparral Energy, Inc. (Incorporated by reference to Exhibit 3.2 of the Company’s Current Report on Form 8-K filed on March 27, 2017)

4.1*	Registration Rights Agreement, dated as of March 21, 2017, by and among Chaparral Energy, Inc. and the Stockholders named therein (Incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed on March 27, 2017)

4.2*	Warrant Agreement dated as of March 21, 2017, among Chaparral Energy, Inc. and Computershare Inc. as warrant agent (Incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K filed on March 27, 2017)

4.3*	Stockholders Agreement, dated as of March 21, 2017, by and among Chaparral Energy, Inc. and the Stockholders named therein (Incorporated by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K filed on March 27, 2017)

31.1	Certification by Principal Executive Officer required by Rule 13a-14(a) and 15d-14(a) under the Exchange Act

31.2	Certification by Principal Financial Officer required by Rule 13a-14(a) and 15d-14(a) under the Exchange Act

32.1	Certification by Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Incorporated by reference